SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 001-14901

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

Consol Energy Inc. Investment Plan for Salaried Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consol Energy Inc.

1800 Washington Road, Pittsburgh, Pa. 15241

Registrant’s telephone number, including area code: (412) 831-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Index

December 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available For Benefits	3

Notes to Financial Statements	4–10

Supplemental Schedule

Schedule H, line 4(i) Schedule of Assets (Held at End of Year)	11–28

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures	29

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Investment Plan Committee of

the CONSOL Energy Inc. Investment Plan for

Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held (at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 14, 2004

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

(in thousands of dollars)	2003	2002
Investment at contract value (Notes 2 and 3)
Stable Value Fund	$558,250	$526,690
Investments at fair value (Notes 2 and 3)
Interests in registered investment companies	151,795	108,312
Barclays 3-Way Fund	15,120	14,759
Merrill Lynch Aggressive Asset Allocation Portfolio	1,257	833
Merrill Lynch Conservative Asset Allocation Portfolio	458	299
Merrill Lynch Moderate Asset Allocation Portfolio	2,659	1,218
Merrill Lynch Small Cap Index Trust	3,110	1,167
Merrill Lynch International Index Trust	937	561
Merrill Lynch Equity Index Trust	14,019	11,662
E.I. DuPont de Nemours & Company Common Stock	161,373	170,055
CONSOL Stock Fund	42,568	39,548
Daimler Chrysler AG Common Stock	117	85
Participant loans	14,115	15,055

Total investments	965,778	890,244
Receivables
Participant contributions	—	1,735
Employer contributions	—	4,970
Due from broker for securities sold	612	89
Accrued interest and dividends	5	14

	617	6,808
Cash	617	855

Net assets available for benefits	$967,012	$897,907

The accompanying notes are an integral part of these financial statements.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

(in thousands of dollars)
Additions to net assets attributed to
Contributions
Participants	$20,341
Employer	8,728

Total contributions	29,069
Rollovers	21,395
Interest and dividends	8,585
Net appreciation in fair value of investments	93,267

Total additions	152,316
Deductions from net assets attributed to
Benefits paid to participants	83,211

Net increase	69,105
Net assets available for benefits
Beginning of year	897,907

End of year	$967,012

The accompanying notes are an integral part of these financial statements.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

The following brief description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established in 1953. Salaried, operations and maintenance and, in certain circumstances, production and maintenance employees of CONSOL Energy Inc. and participating employers (“CONSOL Energy” or the “Company”) are eligible to participate in the Plan on the first of the month following the start of regular full-time employment. In addition, temporary employees are eligible to participate in the Plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 29, 1999, CONSOL Energy underwent an initial public offering. In connection with the public offering, the Plan offers CONSOL Energy common stock (“CONSOL Stock Fund”) as an investment option. Participants of the Plan were able to transfer funds into the CONSOL Stock Fund in June 1999 and to allocate contributions to this fund in July 1999. In addition, participants were no longer able to allocate contributions to E.I. DuPont de Nemours & Company (“DuPont”) common stock (“DuPont Stock Fund”).

The CONSOL Stock Fund investment option is an Employee Stock Ownership Plan (“ESOP”), whereby participants in the plan will be given the opportunity to elect to receive cash for dividends declared on CONSOL Energy stock. If a participant does not make an election, the dividends will be reinvested in the CONSOL Stock Fund.

Contributions

Each year participants may, with certain restrictions, contribute a maximum of the lesser of $40,000 or 44% of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL Energy and participating employers match these contributions, dollar for dollar, up to 6% of base pay (as defined by the Plan). Contributions may be made with before-tax or after-tax dollars. In addition, subject to certain limitations, a participant is allowed to make lump-sum savings deposits in cash to the Plan.

Included in employer contributions receivable at December 31, 2002 was an estimate of $4,000,000 due to the Plan resulting from a plan amendment made in November 1994 that was not reflected in the plan’s administration since that date. Prior to the amendment, the Plan’s provisions read such that participants making a partial withdrawal from their account would trigger a six month suspension period on their ability to make basic contributions to the Plan. Following the 1994 amendment, the order of the withdrawal sequence and the contribution sources that trigger a six-month suspension period were changed, such that participants were deemed to withdraw investment earnings before their basic contributions and matching contributions and were no longer subject to the six-month suspension for withdrawing investment earnings. During 2001, the Company learned that the administration of the Plan did not correspond to the modified withdrawal sequence and associated suspensions; rather, the Plan continued to be administered in accordance with its pre-investment provisions. As a result, participants who were deemed to withdraw all or a portion of their investment earnings were improperly suspended from making basic contributions and receiving the corresponding matching contribution from the Company.

On September 2, 2003 the Internal Revenue Service (“IRS”) agreed to the Company’s proposed correction or making corrective contributions adjusted for earnings and issued a compliance statement that resulted in the Plan retaining its favorable tax status (Note 4). This corrective contribution was made in 2003 and amounted to $1,381,143. The difference of $2,618,857 between the amount recorded as a receivable in the Plan’s financial statements and the amount actually received by the Plan was deducted from the Plan’s net assets available for benefits. The charge was included as a reduction to employer contributions in the accompanying statement of changes in net assets available for benefits.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2003 and 2002

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan investment earnings and is charged with an allocation of administrative expenses and plan investment losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds included in the supplemental schedule of assets (held at end of year), which is attached to these financial statements, except for E. I. DuPont de Nemours & Company Common Stock and Daimler Chrysler AG Common Stock. These options are no longer available to Plan participants.

Vesting

Plan participants become 100% vested upon completion of three cumulative years of service. Participants are always 100% vested in their deposits and in the earnings on both their deposits and the Company’s contributions.

Participant Loans

Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants who retire from active service may elect to make withdrawals until April 1 of the calendar year following the year in which the participant attains age 70-1/2. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee’s retirement, death, termination, attainment of age 59-1/2 or defined hardship. At December 31, 2003 and 2002, approximately $617,000 and $749,000 was payable to withdrawing participants.

Forfeitures

Nonvested participants whose services with the Company have been terminated will forfeit their entire Company matching source. Total forfeitures were approximately $32,000 and $74,000 for the years ended December 31, 2003 and 2002, respectively. Forfeitures are used to reduce the employer matching contributions to the Plan.

Plan Termination

Although it has not expressed any intent to do so, CONSOL Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2003 and 2002

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for the Stable Value Fund (Note 3). The Stable Value Fund is comprised of guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”) and synthetic GICs (“SYN”), all of which are held with multiple insurance companies. These fully benefit responsive contracts are held for investment purposes by the Plan and are stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value. Changes in contract value of the investment contracts are recognized in the statement of changes in net assets available for benefits as they occur. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Stable Value Fund at December 31, 2003 and 2002 was $589,068 and $564,590, respectively.

Investments in common stocks, common stock funds and registered investment companies are stated at fair value based on publicly quoted market prices. Investments in Common/Collective Trusts are valued at the net asset value of units held by the Plan at year end by the applicable custodian.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of DuPont and CONSOL Energy common stock are based on the average cost of the securities sold. The CONSOL Stock Fund, which is comprised solely of CONSOL Energy common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2003 and 2002

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan, such as trustee fees, accounting and legal fees are provided to the Plan by CONSOL Energy without cost. Other administrative expenses are borne by the Plan.

3.	Investments

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)	2003	2002
E.I. DuPont de Nemours & Company common stock, 3,516,507 and 4,010,750 shares, respectively	$161,373	$170,055
Transamerica - SAP, 7.10%, 11/30/2006	29,836	45,254
Synthetic Wrapper Agreements	(21,684)	(144,384)

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $93,267 as follows:

(in thousands of dollars)	Net Appreciation in Investment Value During Year
Registered investment companies	$28,332
Common stock
CONSOL Stock Fund	16,190
E.I. DuPont de Nemours & Company	10,264
Daimler Chrysler AG	40
Stable Value Fund	31,548
Common/Collective Trusts	6,893

$93,267

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2003 and 2002

The Stable Value Fund is a nonpooled separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The Stable Value Fund includes traditional guaranteed investment contracts as well as synthetic guaranteed investment contracts. A synthetic guaranteed investment contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is approximately ($21.7 million) at December 31, 2003 attributable to wrapper contract providers representing the amounts by which the value of contracts is less than the value of the underlying assets.

The composition of assets of the Stable Value Fund as of December 31, 2003 and 2002 are as follows:

(in thousands of dollars)	2003	2002
Investment contracts	$551,652	$519,267
Short-term investments	6,598	7,423

	$558,250	$526,690

The composition of changes in net assets of the Stable Value Fund for the year ended December 31, 2003 is as follows:

(in thousands of dollars)
Employer contributions	$7,453
Participant contributions and rollovers	30,504

Total contributions	37,957
Interest and dividend income	619
Net realized/unrealized appreciation in fair value	31,548
Benefits paid to participants	(57,264)
Net loan activity	(129)
Net interfund transfers	18,829

Increase in net assets available for benefits	31,560
Net assets
Beginning of year	526,690

End of year	$558,250

The aggregate crediting rates for all contracts as of December 31, 2003 and 2002 were 5.36% and 5.88%, respectively. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. The average yield of the Stable Value Fund was approximately 5.53% and 6.07% in 2003 and 2002, respectively.

Participants investing in the Stable Value Fund, or Common Collective Trusts are assigned units at the time of investment based on the net asset value per unit.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2003 and 2002

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 17, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

(in thousands of dollars)	2003	2002
Net assets available for benefits per the financial statements	$967,012	$897,907
Amounts allocated to withdrawing participants	(617)	(749)

Net assets available for benefits per the Form 5500	$966,395	$897,158

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to Form 5500:

(in thousands of dollars)
Benefits paid to participants per the financial statements	$83,211
Add: Amounts allocated to withdrawing participants at December 31, 2003	617
Less: Amounts allocated to withdrawing participants at December 31, 2002	(749)

Benefits paid to participants per Form 5500	$83,079

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003 and 2002, but not yet paid as of that date.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2003 and 2002

6.	Transactions with Parties-in-Interest

Plan investments include collective investment funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 1,643,532 shares and 2,288,668 shares of CONSOL Energy’s common stock at December 31, 2003 and 2002, respectively.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)

Common stock
* CONSOL Stock Fund			1,643,532	$42,568
E.I. DuPont de Nemours & Company			3,516,507	161,373
Daimler Chrysler AG			2,537	117

	Total common stock			204,058
Interests in registered investment companies
* Merrill Lynch		Balanced Capital Fund	127,113	3,358
		Basic Value Fund	310,201	9,480
		Fundamental Growth Fund	66,881	1,108
		International Value Fund	96,710	2,164
		Global Growth Fund	168,581	1,489
Janus Investments		Enterprise Fund	384,360	11,981
		Mercury Fund	1,139,942	22,229
Fidelity Investments		Fidelity Fund	167,261	4,697
		Equity Income Fund	77,725	3,867
		Magellan Fund	346,297	33,847
		Low Priced Stock Fund	459,735	16,082
		Growth and Income Fund	166,666	5,938
Franklin Value Investors Trust		Small Cap Growth Fund	255,669	7,726
		Balance sheet	136,841	6,510
		Custodian Fund Inc.	27,121	826
AIM		Equity Constellation Fund	141,404	3,042
		Premier Equity Fund	585,043	5,488
Franklin Templeton		Growth Fund	158,654	3,279
		Foreign Fund	403,221	4,290
MFS Investment Management		Total Return Fund	213,501	3,224
		Research Fund	67,021	1,172
	Total interests in registered investment companies			151,795
Stable Value Fund
Connecticut General Life Insurance		GIC, 7.14%, 10/1/2007	44,670,675	44,671
Transamerica		GIC, 7.10%, 11/30/2006	29,836,208	29,836
John Hancock Life Ins. Co.		GIC, 6.01%, 5/31/2006	3,734,594	3,735
Security Life of Denver		GIC, 6.19%, 3/3/2008	26,933,639	26,934
* Merrill Lynch Premier Institutional Fund		Money Market Fund, 1.05%	6,597,547	6,598
JPMorgan Chase Bank		SYN, 5.41%, open-end	58,180,633	—
Underlying Security Description
ANZ (DELAWARE) INC. CORPORATE COMMERCIAL PAPER		COMMERCIAL PAPER (INTEREST BEARING)	1,300,000	1,296
CALIFORNIA ST 18/JUN/2003 16/JUN/2004 02.000		MUNICIPAL BONDS	300,000	301
CHASE EOD BK LIQUIDITY FD (VAN 2).		STIF	20,600,124	20,600
CHILE (REPUBLIC OF) 5.50% DUE 15/JAN/2013		GOVERNMENT BONDS	250,000	258
DEC 07 EURODOLLAR-CME FUTURE LG		FUTURES	3	711
DENVER ARENA TR ARENA REVENUE BKD NT 144A 6.94%		ASSET BACKED	196,401	202
EL PASO CORP 8.05% MTN 15/OCT/2030 USD1000		CORPORATE BONDS	250,000	218
FANNIE MAE REMIC TRUST 93-196 IA 6.500%		CMO/REMIC	12,313	1
FANNIE MAE REMIC TRUST 93-252 HA 5.000%		CMO/REMIC	415,754	419
FANNIE MAE REMIC TRUST 97-G02A ZA 8.500%		CMO/REMIC	240,459	259
FEDERAL HOME LOAN MORTGAGE CORPORATION 1404 FA		CMO/REMIC	91,509	93
FEDERAL HOME LOAN MORTGAGE CORPORATION 1502 PZ		CMO/REMIC	39,114	39
FEDERAL HOME LOAN MORTGAGE CORPORATION 1629 HA		CMO/REMIC	396,365	399
FEDERAL HOME LOAN MORTGAGE CORPORATION 1956A BE		CMO/REMIC	43,067	43
FEDL HOME LOAN MTG CORP DISC NT MATURES		DISCOUNTED NOTES	1,300,000	1,296
FFCA SECURED LENDING CORPORATION 99-2 A 7.950%		COMMERCIAL MORTGAGE BACKED SECURITIES	400,000	425
FHLMC MORTPASS ARM 01/MAY/2025 84 PN# 846152		MORTGAGE BACKED SECURITIES	42,905	44
FNMA 2003-W1 1A-1 0% DUE 25/DEC/2042		CMO/REMIC	236,550	251
FNMA MORTPASS 4% 01/AUG/2018 CI PN# 727410		MORTGAGE BACKED SECURITIES	490,370	478
FNMA MORTPASS 4% 01/AUG/2018 CI PN# 730444		MORTGAGE BACKED SECURITIES	46,624	45
FNMA MORTPASS 4% 01/AUG/2018 CI PN# 730638		MORTGAGE BACKED SECURITIES	549,690	536

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)

FNMA MORTPASS 4% 01/AUG/2018 CI PN# 732243		MORTGAGE BACKED SECURITIES	806,750	787
FNMA MORTPASS 4% 01/AUG/2018 CI PN# 734520		MORTGAGE BACKED SECURITIES	88,087	86
FNMA MORTPASS 4% 01/AUG/2018 CI PN# 734753		MORTGAGE BACKED SECURITIES	543,601	530
FNMA MORTPASS 4% 01/AUG/2018 CI PN# 734957		MORTGAGE BACKED SECURITIES	26,906	26
FNMA MORTPASS 4% 01/JUL/2018 CI PN# 722418		MORTGAGE BACKED SECURITIES	29,165	28
FNMA MORTPASS 4% 01/SEP/2018 CI PN# 727380		MORTGAGE BACKED SECURITIES	587,452	573
FNMA MORTPASS 4% 01/SEP/2018 CI PN# 739521		MORTGAGE BACKED SECURITIES	351,718	343
FNMA MORTPASS 5.5% 01/DEC/2016 CI PN# 254088		MORTGAGE BACKED SECURITIES	121,890	126
FNMA MORTPASS 6% 01/JUN/2022 CT PN# 545696		MORTGAGE BACKED SECURITIES	825,343	858
FNMA MORTPASS 6% 01/SEP/2022 CT PN# 545887		MORTGAGE BACKED SECURITIES	557,896	580
FNMA MORTPASS 6.134% 01/NOV/2011 XY PN# 545269		MORTGAGE BACKED SECURITIES	489,108	533
FNMA MORTPASS 6.5% 01/JUL/2032 CL PN# 651238		MORTGAGE BACKED SECURITIES	29,962	31
FNMA MORTPASS 6.5% 01/OCT/2031 CL PN# 606551		MORTGAGE BACKED SECURITIES	96,856	101
FNMA MORTPASS 7.104% 01/AUG/2009 HY PN# 381816		MORTGAGE BACKED SECURITIES	480,715	540
FNMA MORTPASS ARM 01/AUG/2028 AS PN# 065581		MORTGAGE BACKED SECURITIES	49,679	50
FNMA MORTPASS ARM 01/MAR/2027 AS PN# 062938		MORTGAGE BACKED SECURITIES	14,070	14
FNMA MORTPASS ARM 01/MAY/2036 WS PN# 545204		MORTGAGE BACKED SECURITIES	250,991	253
FORD MOTOR CREDIT 7.25% NTS 25/OCT/2011 USD1000		CORPORATE BONDS	250,000	271
FORD MOTOR CREDIT FR MTN 08/MAR/2004 USD1000		CORPORATE BONDS	200,000	200
FREDDIE MAC 2235 KS 6.500% 15/FEB/2026		CMO/REMIC	254,415	256
FREDDIE MAC 2279 Z 6.000% 15/JAN/2031		CMO/REMIC	416,754	427
FRISCO TEX 01/JUN/2003 15/FEB/2014 05.000		MUNICIPAL BONDS	500,000	550
GENERAL MTRS NOVA 6.85% NT 15/OCT/2008 USD1000		CORPORATE BONDS	1,000,000	1,070
GEORGIA ST RD & TWY AUTH REV 01/DEC/2001		MUNICIPAL BONDS	300,000	315
GMAC COMMERCIAL MORTGAGE SECURITIES, INC. 99-C2		COMMERCIAL MORTGAGE BACKED SECURITIES	298,020	320
GNMA I MORTPASS 4.5% 15/SEP/2033 SF PN# 620957		MORTGAGE BACKED SECURITIES	496,724	476
GNMA II MORTPASS ARM 20/FEB/2024 AR PN# 008371		MORTGAGE BACKED SECURITIES	46,742	47
GNMA II MORTPASS ARM 20/JAN/2026 AR PN# 008781		MORTGAGE BACKED SECURITIES	30,660	31
GNMA II MORTPASS ARM 20/JAN/2027 AR PN# 080032		MORTGAGE BACKED SECURITIES	61,205	62
GNMA II MORTPASS ARM 20/SEP/2023 AR PN# 008280		MORTGAGE BACKED SECURITIES	46,370	47
GOLDEN ST TOB SECURITIZATION CORP CALIF		MUNICIPAL BONDS	200,000	192
GOLDEN ST TOB SECURITIZATION CORP CALIF		MUNICIPAL BONDS	100,000	99
GOVT NATL MTG ASSOC PN# 080395		MORTGAGE BACKED SECURITIES	33,904	34
GOVT NATL MTG AXXOC PN# 080331		MORTGAGE BACKED SECURITIES	31,072	32
GREENTREE FINANCIAL CORPORATION 98-6 A-5 6.060%		ASSET BACKED	310,112	314
HAMILTON OHIO NORTHERN OHIO SCH DISTS GAS SUPPLY		MUNICIPAL BONDS	1,200,000	1,240
INDYMAC ARM TRUST 01-H2 A-2 VARIABLE 25/JAN/2032		CMO/REMIC	176,664	183
JUN 07 EURODOLLAR-CME FUTURE LG		FUTURES	3	713
KOREA DEVELOPMENT BANK		CORPORATE BONDS	0	—
MAR 04 10 YEAR T NOTES-CBT FUTURE LG		FUTURES	71	7,971
MAR 07 EURODOLLAR-CME FUTURE LG		FUTURES	3	715
MEXICO (UTD M EX ST) VRR SERIES D 30JUN2006		RIGHTS	500,000	1
MEXICO(UTD M EX ST) MTN 8.3% 15/AUG/2031		GOVERNMENT BONDS	300,000	338
MEXICO, GOVERNMNET OF (UTD) VRR SERIES B DUE		RIGHTS	500,000	5
MEXICO,VALUE RECOV RIGHTS, (UTD)VRR SERIES-C-		RIGHTS	500,000	1
NOMURA ASSET ACCEP CORP 2001-R1 MTG PASS THRU CTF		CMO/REMIC	264,735	272
ORIGINAL EXPOSURE ON OPEN CONTRACTS		FUTURES	0	(14,378)
PACIFIC GAS & ELEC FRN 31/OCT/2049 USD1000`144A		CORPORATE BONDS	300,000	302
PEM EX PROJECT FD MAST TRUST 8.0% 15/NOV/2011		CORPORATE BONDS	500,000	559
PIM CO FDS PAC INVT MGMT SER INTL PTF INSTL		MUTUAL FUNDS	461,010	2,540
RABOBANK CAP FDG 25.26%-VAR BDS PERP USD		CORPORATE BONDS	100,000	100
SEP 05 EURODOLLAR-CME FUTURE LG		FUTURES	15	3,624
SEP 07 EURODOLLAR-CME FUTURE LG		FUTURES	3	712
STUDENT LN FIN ASSN WASH ED LN REV 19/NOV/2002		MUNICIPAL BONDS	500,000	500
TOBACCO SETTLEMENT FING CORP N J 07/MAR/2003		MUNICIPAL BONDS	250,000	242
TOBACCO SETTLEMENT FING CORP N J 6.00% DTD		MUNICIPAL BONDS	400,000	357
TOBACCO SETTLEMENT FING CORP N Y REV 19/JUN/2003		MUNICIPAL BONDS	500,000	538
UNITED MEXICAN STATES 8% 24/SEP/2022		GOVERNMENT BONDS	500,000	545
UNITED MEXICAN STATES VALUE RECOVERY RIGHT		RIGHTS	500,000	1
US TREASURY BILL		TREASURY BILLS	180,000	180
USA TREASURY BDS 10.625% BDS 15/AUG/2015 USD		GOVERNMENT BONDS	300,000	467
USA TREASURY BDS 12% BDS 15/AUG/2013 USD1000		GOVERNMENT BONDS	1,500,000	2,072
USA TREASURY BDS 5.375% 15/FEB/2031 USD		GOVERNMENT BONDS	250,000	261
USA TREASURY BDS 5.5% BDS 15/AUG/2028 USD1000		GOVERNMENT BONDS	650,000	677
USA TREASURY BDS 6.625% BDS 15/FEB/2027 USD1000		GOVERNMENT BONDS	250,000	299
USA TREASURY BDS 7.5% BDS 15/NOV/2016 USD1000		GOVERNMENT BONDS	4,350,000	5,538
USA TREASURY NTS 1.625% NTS 31/OCT/2005 USD1000		GOVERNMENT BONDS	2,100,000	2,097
USA TREASURY NTS 3.375% TIPS 15/JAN/2007 USD1000		GOVERNMENT BONDS	1,500,000	1,898
USA TREASURY NTS 3.375% TIPS 15/JAN/2012 USD		GOVERNMENT BONDS	1,200,000	1,399
USA TREASURY NTS 3.625% TIPS 15/JAN/2008 USD1000		GOVERNMENT BONDS	200,000	253

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d)Number of shares/units	(e) Current value (in 000s)

USA TREASURY STRIP 0% 15/MAY/2020 USD1000(STRIP)		GOVERNMENT BONDS	200,000	83
USA TREASURY STRIP STRIP INT PMT 15/AUG/2015 USD		GOVERNMENT BONDS	1,000,000	570
VARIATION MARGIN ON OPEN CONTRACTS TO DATE - G/L		FUTURES	0	(68)
VERIZON WIRELESS CAP LLC / CLLO PARTNERSHIP SR NTS		CORPORATE BONDS	300,000	300
WASHINGTON MUTUAL MSC MORTGAGE 2003-AR1		CMO/REMIC	298,958	304
VARIOUS RECEIVABLES			0	955
J P Morgan Chase Bank		SYN, 4.35%, open-end	76,973,006	—
Underlying Security Description
LM INSTITUTIONAL F WESTERN ASSET CORE PLUS POR		MUTUAL FUNDS	3,030,297	31,788
PIMCO FDS PACIFIC TOTAL RETURN FD INSTITUTION		MUTUAL FUNDS	158,846	1,701
PIMCO LOW DURATION FUND		MUTUAL FUNDS	4,405,292	45,110
State Street Bank and Trust		SYN, 5.01%, open-end	58,397,258	—
Underlying Security Description
1ST UNION NATL BK 7.875% BDS 15/FEB/2010 USD1000		CORPORATE BONDS	100,000	120
ACE INA HLDGS INC 8.3% NT 15/AUG/2006 USD1000		CORPORATE BONDS	100,000	113
AESOP FUNDING II 1998-1 NOTES 20/MAY/2006 6.14000		ASSET BACKED	300,000	315
ALABAMA PWR CO SR NT-S 5.875% 01/DEC/2022		CORPORATE BONDS	65,000	66
ALCOA INC 6.75% NTS 15/JAN/2028 USD1000		CORPORATE BONDS	50,000	56
ALLTEL CORP		CORPORATE BONDS	50,000	57
ALTRIA GROUP INC 7.00% 04/NOV/2013		CORPORATE BONDS	80,000	85
AMERICAN AIRLINES 2003-1 G 3.857% 01/09/2012		ASSET BACKED	50,000	49
AMERITECH CAP FDG 6.45% DEB 15/JAN/2018 USD1000		CORPORATE BONDS	55,000	59
ASSET SECURITIZATION CORPORATION 97-D4 A-1B 7.400%		CMO/REMIC	195,729	197
ASSET SECURITIZATION CORPORATION 97-D5A-1B 6.660%		COMMERCIAL MORTGAGE BACKED SECURITIES	362,196	377
AT&T 8% SR NTS 15/NOV/2031 USD1000		CORPORATE BONDS	85,000	99
AT&T WIRELESS SVCS 8.125% NTS 01/MAY/2012 USD1000		CORPORATE BONDS	85,000	100
BCO SANTANDER-CHIL 6.5% SB NT 01/NOV/2005 USD1000		CORPORATE BONDS	250,000	265
BEAR STEARNS COMM MTG SECS 4.74% DUE 13MAR40		CMO/REMIC	500,000	500
BEAR STEARNS COMMERCIAL MTG LOAN 4.68% 13/AUG/2039		CMO/REMIC	300,000	297
BERKLEY CORP 084423AJ 15.875% 15/FEB/2013		CORPORATE BONDS	95,000	97
BK OF AMERICA CPN 7.4% SNR BDS 15/JAN/2011 USD		CORPORATE BONDS	250,000	293
BK ONE CORP 8% SUB NT 29/APR/2027 USD1000		CORPORATE BONDS	300,000	377
BRISTOL-MYRS SQUIB 5.75% BDS 01/OCT/2011 USD1000		CORPORATE BONDS	50,000	54
BRITISH TELECOM 8.625% VAR BDS 15/DEC/2030 USD		CORPORATE BONDS	75,000	98
BUNDES REPUBLIK DEUTSCHLAND 5.00% DUE 04/JUL/2012		GOVERNMENT BONDS	210,000	280
BURLINGTON RES INC 5.7% NT 01/MAR/2007 USD1000		CORPORATE BONDS	150,000	162
CALIFORNIA ST 01/JUL/2003 01/FEB/2023 05.250		MUNICIPAL BONDS	295,000	305
CALIFORNIA ST 01/JUL/2003 01/FEB/2025 05.500		MUNICIPAL BONDS	265,000	278
CANADIAN OIL SANDS LTD 7.9% 01/SEP/2021		CORPORATE BONDS	150,000	168
CENTEX CORPORATION 5.800% DUE 15/SEP/2009		CORPORATE BONDS	100,000	107
CHASE EOD BK LIQUIDITY FD (VAN 2).		STIF	2,147,365	2,147
CHASE MANHATTAN AUTO OWNER TR 2002 B ASSET BACKED		ASSET BACKED	250,000	259
CHASE MANHATTAN CP 7% BDS 15/NOV/2009 USD1000		CORPORATE BONDS	75,000	86
CINGULAR WIRELESS LLC SR NT 7.125%31		CORPORATE BONDS	150,000	162
CIT GROUP INC 7.125% BDS 15/OCT/2004 USD		CORPORATE BONDS	110,000	115
CITIBANK CREDIT CARD MASTER TRUST I 99-2 A 5.875%		ASSET BACKED	450,000	494
CLEAR CHANNEL COMM 7.65% SNR NTS 15/SEP/2010 USD		CORPORATE BONDS	80,000	94
CNH EQUIPMENT TRUST 01-A A-4 5.380% 15/AUG/2007		ASSET BACKED	262,532	269
COMMERCIAL MORTGAGE ASSET TRUST 99-C1 A-3 6.640%		COMMERCIAL MORTGAGE BACKED SECURITIES	50,000	56
COMMONWEALTH EDISON CO 1M MBIA 8.25% 01/OCT/2006		CORPORATE BONDS	150,000	172
COMPUTER SCIENCES 7.375% SR NT 15/JUN/2011 USD		CORPORATE BONDS	15,000	18
CONAGRA INC 7.875% NTS 15/SEP/2010 USD1000		CORPORATE BONDS	85,000	101
COX COMMUNICATIONS INC 5.5% 01/OCT/2015		CORPORATE BONDS	100,000	101
COX ENTERPRISES INC 4.375% 01/MAY/2008		CORPORATE BONDS	55,000	56
CREDIT NATIONAL 7% SB NTS 14/NOV/2005 USDVAR		CORPORATE BONDS	250,000	272
CS FIRST BOSTON MORTGAGE SECURITIES CORPORATION		COMMERCIAL MORTGAGE BACKED SECURITIES	100,000	112
DELTA AIR LINES 6.718% 30/APR/2002-02/JAN/2023		ASSET BACKED	330,127	353
DEVON ENERGY CORP 7.95% SR DEB 15/APR/2032 USD		CORPORATE BONDS	75,000	90
DUKE ENERGY CORP SR NT-B 5.375% 01/JAN/2009		CORPORATE BONDS	150,000	158
EQUITABLE LIFE ASS 6.95% NTS 01/DEC/2005 USD1000		CORPORATE BONDS	250,000	272
ERAC USA FINANCE 6.75% NT 15/MAY/2009 USD 144A		CORPORATE BONDS	150,000	168
EUR-BOND FUTURE MAR 04		FUTURES	11	1,481
EVEREST REINS HLDGS INC SR NT 8.75% 15/MAR/2010		CORPORATE BONDS	100,000	121
FED HOME LOAN BK 4.125% DEB 14/JAN/2005 USD1000		GOVERNMENT BONDS	1,000,000	1,028
FED HOME LOAN MTG 5.25% MTN 15/JAN/2006 USD1000		GOVERNMENT BONDS	500,000	532
FED HOME LOAN MTG 5.625% BDS 15/MAR/2011 USD		GOVERNMENT BONDS	360,000	391
FED HOME LOAN MTG 6.875%BDS 15/SEP/2010 USD1000		GOVERNMENT BONDS	1,600,000	1,858
FED HOME LOAN MTG 7% BDS 15/JUL/2005 USD1000		GOVERNMENT BONDS	540,000	583

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
FED NATL MORT ASSC 6.625% BDS 15/SEP/2009 USD 1000		GOVERNMENT BONDS	800,000	915
FED NATL MORT ASSC 7.125% BDS 15/JUN/2010 USD		GOVERNMENT BONDS	500,000	588
FED NATL MTG ASSN POOL# 555316		MORTGAGE BACKED SECURITIES	118,838	122
FED NATL MTG ASSN POOL# 555414		MORTGAGE BACKED SECURITIES	198,199	200
FEDERAL NATIONAL MORTGAGE ASSOCIATION POOL #555505		MORTGAGE BACKED SECURITIES	297,806	302
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL#		MORTGAGE BACKED SECURITIES	296,652	307
FEDERAL NATL MTG ASSN POOL#: 254635 6.0% DUE		MORTGAGE BACKED SECURITIES	325,881	339
FHLM CGLD MORTPASS 5.5% 01/DEC/2032 C7 PN# C74134		MORTGAGE BACKED SECURITIES	418,902	424
FHLM CGLD MORTPASS 5.5% 01/MAY/2013 G1 PN# G10814		MORTGAGE BACKED SECURITIES	105,425	110
FHLM CGLD MORTPASS 6.5% 01/AUG/2017 E0 PN# E01205		MORTGAGE BACKED SECURITIES	178,153	189
FHLM CGLD MORTPASS 6.5% 01/JUL/2017 E0 PN# E01185		MORTGAGE BACKED SECURITIES	106,936	113
FHLM CGLD MORTPASS 7.5% 01/APR/2028 G0 PN# G00921		MORTGAGE BACKED SECURITIES	40,990	44
FHLM CGLD MORTPASS 7.5% 01/JUN/2027 G0 PN# G00739		MORTGAGE BACKED SECURITIES	28,088	30
FIRST UNION-LEHMAN BROTHERS COMMERCIAL MORTGAGE		COMMERCIAL MORTGAGE BACKED SECURITIES	93,703	95
FLORIDA POWER CORP 341099CB3 5.9% 01/MAR/2033		CORPORATE BONDS	100,000	100
FLORIDA WINDSTORM 7.125%SEC NT25/FEB/2019USD(144A		CORPORATE BONDS	100,000	117
FNMA MORTPASS 5% 01/AUG/2033 CL PN# 724406		MORTGAGE BACKED SECURITIES	213,783	212
FNMA MORTPASS 5% 01/AUG/2033 CL PN# 734640		MORTGAGE BACKED SECURITIES	217,298	215
FNMA MORTPASS 5% 01/MAY/2018 CI PN# 555445		MORTGAGE BACKED SECURITIES	953,494	974
FNMA MORTPASS 5% 01/NOV/2033 CL PN# 748500		MORTGAGE BACKED SECURITIES	565,291	560
FNMA MORTPASS 5% 01/NOV/2033 CL PN# 751676		MORTGAGE BACKED SECURITIES	499,342	494
FNMA MORTPASS 5% 01/SEP/2018 CI PN# 711998		MORTGAGE BACKED SECURITIES	481,605	492
FNMA MORTPASS 5.5% 01/JAN/2017 CI PN# 545412		MORTGAGE BACKED SECURITIES	33,981	35
FNMA MORTPASS 5.5% 01/JUL/2018 CI PN# 713307		MORTGAGE BACKED SECURITIES	758,699	787
FNMA MORTPASS 5.5% 01/SEP/2033 CL PN# 733655		MORTGAGE BACKED SECURITIES	475,523	482
FNMA MORTPASS 6% 01/MAR/2005 CX PN# 399248		MORTGAGE BACKED SECURITIES	25,230	26
FNMA MORTPASS 6.131% 01/NOV/2011 XY PN# 545258		MORTGAGE BACKED SECURITIES	977,018	1,068
FNMA MORTPASS 6.3% 01/JAN/2008 MY PN# 380056		MORTGAGE BACKED SECURITIES	144,048	157
FNMA MORTPASS 6.316% 01/MAY/2011 XY PN# 535862		MORTGAGE BACKED SECURITIES	291,980	322
FNMA MORTPASS 6.46% 01/JUN/2009 MY PN# 381698		MORTGAGE BACKED SECURITIES	285,266	315
FNMA MORTPASS 7% 01/JAN/2028 CL PN# 313947		MORTGAGE BACKED SECURITIES	78,670	83
FNMA MORTPASS 7.04% 01/MAR/2007 MY PN# 073980		MORTGAGE BACKED SECURITIES	208,842	230
FORD MOTOR CREDIT 7.375% BDS 01/FEB/2011 USD1000`2		CORPORATE BONDS	350,000	381
FORD MOTOR CREDIT 7.875% NTS 15/JUN/2010 USD1000		CORPORATE BONDS	60,000	67
FRANCE TELECOM 9%-VAR 01/MAR/2011 USD`SECREG		CORPORATE BONDS	100,000	120
GEN ELEC CAP CORP 6.125% MTN 22/FEB/2011 USD		CORPORATE BONDS	100,000	110
GEN ELEC CAP CORP 8.85% BDS 01/APR/2005 USD1000		CORPORATE BONDS	175,000	190
GEN MOTORS ACC CP 6.875% BDS 15/SEP/2011 USD1000		CORPORATE BONDS	200,000	215
GEN MOTORS CORP 8.25% SNR DEB 15/JUL/2023 USD		CORPORATE BONDS	125,000	142
GNMA I MORTPASS 5% 15/JUL/2033 SF PN# 611270		MORTGAGE BACKED SECURITIES	644,084	639
GNMA I MORTPASS 5% 15/JUN/2033 SF PN# 603762		MORTGAGE BACKED SECURITIES	491,648	488
GNMA I MORTPASS 5% 15/JUN/2033 SF PN# 614538		MORTGAGE BACKED SECURITIES	49,451	49
GNMA I MORTPASS 6% 09/15/2029 SP PN# 781377		MORTGAGE BACKED SECURITIES	114,755	119
GNMA I MORTPASS 6% 15/FEB/2032 SF PN# 570788		MORTGAGE BACKED SECURITIES	432,779	450
GNMA I MORTPASS 6% 15/FEB/2032 SF PN# 579189		MORTGAGE BACKED SECURITIES	41,774	43
GNMA I MORTPASS 6% 15/FEB/2033 SF PN# 592584		MORTGAGE BACKED SECURITIES	2,430,283	2,528
GNMA I MORTPASS 6% 15/FEB/2033 SF PN# 599144		MORTGAGE BACKED SECURITIES	295,548	307
GNMA I MORTPASS 6% 15/JAN/2033 SP PN# 781542		MORTGAGE BACKED SECURITIES	76,046	79
GNMA I MORTPASS 6% 15/MAR/2032 SF PN# 574465		MORTGAGE BACKED SECURITIES	575,512	599
GNMA I MORTPASS 6% 15/NOV/2028 SF PN# 486634		MORTGAGE BACKED SECURITIES	42,296	44
GNMA I MORTPASS 6% 15/OCT/2028 SF PN# 484842		MORTGAGE BACKED SECURITIES	76,284	79
GNMA I MORTPASS 6% 15/OCT/2032 SF PN# 591686		MORTGAGE BACKED SECURITIES	22,986	24
GNMA I MORTPASS 6% 15/SEP/2031 SP PN# 781330		MORTGAGE BACKED SECURITIES	586,392	610
GNMA I MORTPASS 6% 15/SEP/2032 SF PN# 578245		MORTGAGE BACKED SECURITIES	436,735	454
GNMA I MORTPASS 6.5% 15/FEB/2028 SF PN# 465911		MORTGAGE BACKED SECURITIES	180,710	191
GNMA I MORTPASS 6.5% 15/JUL/2028 SF PN# 462642		MORTGAGE BACKED SECURITIES	184,369	195
GNMA I MORTPASS 6.5% 15/JUL/2032 SF PN# 587719		MORTGAGE BACKED SECURITIES	220,047	232
GNMA I MORTPASS 6.5% 15/MAR/2028 SF PN# 450324		MORTGAGE BACKED SECURITIES	182,490	193
GNMA I MORTPASS 6.5% 15/MAY/2028 SF PN# 462707		MORTGAGE BACKED SECURITIES	34,682	37
GNMA I MORTPASS 6.5% 15/MAY/2028 SP PN# 780802		MORTGAGE BACKED SECURITIES	122,434	129
GNMA I MORTPASS 6.5% 15/OCT/2028 SF PN# 469613		MORTGAGE BACKED SECURITIES	334,501	353
GNMA I MORTPASS 6.5% 15/OCT/2028 SF PN# 484867		MORTGAGE BACKED SECURITIES	104,561	110
GNMA I MORTPASS 6.5% 15/OCT/2028 SF PN# 486598		MORTGAGE BACKED SECURITIES	176,414	186
GNMA I MORTPASS 6.5% 15/OCT/2028 SF PN# 486630		MORTGAGE BACKED SECURITIES	134,954	142
GNMA I MORTPASS 6.5% 15/SEP/2028 SF PN# 464157		MORTGAGE BACKED SECURITIES	110,204	116
GNMA I MORTPASS 6.5% 15/SEP/2028 SF PN# 488893		MORTGAGE BACKED SECURITIES	190,819	201
GNMA I MORTPASS 6.75% 15/FEB/2026 SF PN# 408231		MORTGAGE BACKED SECURITIES	20,781	22
GNMA I MORTPASS 7% 07/15/2023 SF PN# 359874		MORTGAGE BACKED SECURITIES	45,161	48
GNMA I MORTPASS 7% 15/APR/2024 SF PN# 376904		MORTGAGE BACKED SECURITIES	48,144	52
GNMA I MORTPASS 7% 15/APR/2028 SF PN# 474144		MORTGAGE BACKED SECURITIES	14,295	15

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
GNMA I MORTPASS 7% 15/AUG/2023 SF PN# 340394		MORTGAGE BACKED SECURITIES	26,765	29
GNMA I MORTPASS 7% 15/AUG/2023 SF PN# 348933		MORTGAGE BACKED SECURITIES	24,230	26
GNMA I MORTPASS 7% 15/AUG/2023 SF PN# 352111		MORTGAGE BACKED SECURITIES	1,689	2
GNMA I MORTPASS 7% 15/AUG/2024 SP PN# 780034		MORTGAGE BACKED SECURITIES	387,107	415
GNMA I MORTPASS 7% 15/AUG/2028 SF PN# 486448		MORTGAGE BACKED SECURITIES	153,701	164
GNMA I MORTPASS 7% 15/DEC/2022 SF PN# 329847		MORTGAGE BACKED SECURITIES	5,084	5
GNMA I MORTPASS 7% 15/DEC/2022 SF PN# 336120		MORTGAGE BACKED SECURITIES	66,341	71
GNMA I MORTPASS 7% 15/DEC/2023 SF PN# 367190		MORTGAGE BACKED SECURITIES	17,879	19
GNMA I MORTPASS 7% 15/DEC/2023 SF PN# 368839		MORTGAGE BACKED SECURITIES	61,815	66
GNMA I MORTPASS 7% 15/DEC/2023 SF PN# 370463		MORTGAGE BACKED SECURITIES	11,687	13
GNMA I MORTPASS 7% 15/DEC/2023 SF PN# 372900		MORTGAGE BACKED SECURITIES	20,631	22
GNMA I MORTPASS 7% 15/DEC/2023 SF PN# 374850		MORTGAGE BACKED SECURITIES	6,304	7
GNMA I MORTPASS 7% 15/DEC/2025 SP PN# 780400		MORTGAGE BACKED SECURITIES	89,709	96
GNMA I MORTPASS 7% 15/DEC/2027 SF PN# 462442		MORTGAGE BACKED SECURITIES	77,881	83
GNMA I MORTPASS 7% 15/JUL/2023 SF PN# 342725		MORTGAGE BACKED SECURITIES	19,223	21
GNMA I MORTPASS 7% 15/JUL/2023 SF PN# 344967		MORTGAGE BACKED SECURITIES	27,124	29
GNMA I MORTPASS 7% 15/JUL/2023 SF PN# 355637		MORTGAGE BACKED SECURITIES	16,134	17
GNMA I MORTPASS 7% 15/JUL/2028 SF PN# 454627		MORTGAGE BACKED SECURITIES	54,722	58
GNMA I MORTPASS 7% 15/JUL/2028 SF PN# 481087		MORTGAGE BACKED SECURITIES	19,649	21
GNMA I MORTPASS 7% 15/JUN/2023 SF PN# 348706		MORTGAGE BACKED SECURITIES	7,126	8
GNMA I MORTPASS 7% 15/JUN/2023 SF PN# 356902		MORTGAGE BACKED SECURITIES	52,849	57
GNMA I MORTPASS 7% 15/JUN/2023 SF PN# 358580		MORTGAGE BACKED SECURITIES	14,162	15
GNMA I MORTPASS 7% 15/JUN/2028 SF PN# 450349		MORTGAGE BACKED SECURITIES	88,708	95
GNMA I MORTPASS 7% 15/MAY/2023 SF PN# 351952		MORTGAGE BACKED SECURITIES	4,598	5
GNMA I MORTPASS 7% 15/NOV/2022 SF PN# 327740		MORTGAGE BACKED SECURITIES	2,556	3
GNMA I MORTPASS 7% 15/NOV/2022 SF PN# 332309		MORTGAGE BACKED SECURITIES	1,360	1
GNMA I MORTPASS 7% 15/NOV/2022 SF PN# 334250		MORTGAGE BACKED SECURITIES	3,343	4
GNMA I MORTPASS 7% 15/NOV/2027 SF PN# 462384		MORTGAGE BACKED SECURITIES	97,906	105
GNMA I MORTPASS 7% 15/NOV/2028 SP PN# 780898		MORTGAGE BACKED SECURITIES	71,263	76
GNMA I MORTPASS 7% 15/OCT/2023 SF PN# 345891		MORTGAGE BACKED SECURITIES	13,046	14
GNMA I MORTPASS 7% 15/OCT/2023 SF PN# 358555		MORTGAGE BACKED SECURITIES	19,854	21
GNMA I MORTPASS 7% 15/OCT/2028 SF PN# 476799		MORTGAGE BACKED SECURITIES	209,965	224
GNMA I MORTPASS 7% 15/SEP/2022 SF PN# 332844		MORTGAGE BACKED SECURITIES	41,466	45
GNMA I MORTPASS 7% 15/SEP/2028 SF PN# 464820		MORTGAGE BACKED SECURITIES	150,912	161
GNMA I MORTPASS 7.5% 05/15/2024 SF PN# 390179		MORTGAGE BACKED SECURITIES	30,676	33
GNMA I MORTPASS 7.5% 15/APR/2024 SF PN# 385236		MORTGAGE BACKED SECURITIES	5,524	6
GNMA I MORTPASS 7.5% 15/APR/2028 SF PN# 445803		MORTGAGE BACKED SECURITIES	6,327	7
GNMA I MORTPASS 7.5% 15/AUG/2012 SF PN# 453836		MORTGAGE BACKED SECURITIES	40,017	43
GNMA I MORTPASS 7.5% 15/AUG/2027 SF PN# 448960		MORTGAGE BACKED SECURITIES	66,937	72
GNMA I MORTPASS 7.5% 15/AUG/2028 SF PN# 471098		MORTGAGE BACKED SECURITIES	44,516	48
GNMA I MORTPASS 7.5% 15/DEC/2023 SF PN# 370143		MORTGAGE BACKED SECURITIES	7,130	8
GNMA I MORTPASS 7.5% 15/DEC/2023 SP PN# 780598		MORTGAGE BACKED SECURITIES	78,435	85
GNMA I MORTPASS 7.5% 15/DEC/2027 SF PN# 427197		MORTGAGE BACKED SECURITIES	2,476	3
GNMA I MORTPASS 7.5% 15/FEB/2023 SF PN# 295284		MORTGAGE BACKED SECURITIES	36,198	39
GNMA I MORTPASS 7.5% 15/FEB/2024 SF PN# 381041		MORTGAGE BACKED SECURITIES	70,284	76
GNMA I MORTPASS 7.5% 15/FEB/2027 SF PN# 432344		MORTGAGE BACKED SECURITIES	27,509	30
GNMA I MORTPASS 7.5% 15/FEB/2027 SF PN# 441791		MORTGAGE BACKED SECURITIES	8,260	9
GNMA I MORTPASS 7.5% 15/JAN/2023 SF PN# 338054		MORTGAGE BACKED SECURITIES	9,063	10
GNMA I MORTPASS 7.5% 15/JAN/2023 SF PN# 343532		MORTGAGE BACKED SECURITIES	20,466	22
GNMA I MORTPASS 7.5% 15/JAN/2027 SF PN# 439999		MORTGAGE BACKED SECURITIES	7,355	8
GNMA I MORTPASS 7.5% 15/JAN/2027 SF PN# 441782		MORTGAGE BACKED SECURITIES	16,285	18
GNMA I MORTPASS 7.5% 15/JUL/2008 SF PN# 355497		MORTGAGE BACKED SECURITIES	3,935	4
GNMA I MORTPASS 7.5% 15/JUL/2023 SF PN# 348522		MORTGAGE BACKED SECURITIES	5,629	6
GNMA I MORTPASS 7.5% 15/JUL/2023 SF PN# 351134		MORTGAGE BACKED SECURITIES	26,194	28
GNMA I MORTPASS 7.5% 15/JUN/2023 SF PN# 359850		MORTGAGE BACKED SECURITIES	8,542	9
GNMA I MORTPASS 7.5% 15/JUN/2024 SF PN# 354831		MORTGAGE BACKED SECURITIES	77,902	84
GNMA I MORTPASS 7.5% 15/JUN/2025 SP PN# 780166		MORTGAGE BACKED SECURITIES	182,135	197
GNMA I MORTPASS 7.5% 15/JUN/2027 SF PN# 447204		MORTGAGE BACKED SECURITIES	8,825	9
GNMA I MORTPASS 7.5% 15/MAR/2023 SF PN# 346277		MORTGAGE BACKED SECURITIES	9,944	11
GNMA I MORTPASS 7.5% 15/MAR/2024 SF PN# 366727		MORTGAGE BACKED SECURITIES	34,151	37
GNMA I MORTPASS 7.5% 15/MAR/2029 SF PN# 498479		MORTGAGE BACKED SECURITIES	61,155	66
GNMA I MORTPASS 7.5% 15/MAY/2027 SF PN# 447583		MORTGAGE BACKED SECURITIES	21,943	24
GNMA I MORTPASS 7.5% 15/MAY/2028 SF PN# 456898		MORTGAGE BACKED SECURITIES	1,308	1
GNMA I MORTPASS 7.5% 15/NOV/2027 SF PN# 423168		MORTGAGE BACKED SECURITIES	267,465	287
GNMA I MORTPASS 7.5% 15/NOV/2028 SF PN# 469708		MORTGAGE BACKED SECURITIES	28,202	30
GNMA I MORTPASS 7.5% 15/OCT/2023 SF PN# 270657		MORTGAGE BACKED SECURITIES	13,778	15
GNMA I MORTPASS 7.5% 15/OCT/2023 SF PN# 357222		MORTGAGE BACKED SECURITIES	13,647	15
GNMA I MORTPASS 7.5% 15/OCT/2027 SF PN# 423135		MORTGAGE BACKED SECURITIES	96,211	103
GNMA I MORTPASS 7.5% 15/OCT/2028 SF PN# 469632		MORTGAGE BACKED SECURITIES	207,011	222
GNMA I MORTPASS 7.5% 15/SEP/2023 SF PN# 348240		MORTGAGE BACKED SECURITIES	8,671	9

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
GNMA I MORTPASS 7.5% 15/SEP/2023 SF PN# 356091		MORTGAGE BACKED SECURITIES	19,391	21
GNMA I MORTPASS 7.5% 15/SEP/2023 SF PN# 373825		MORTGAGE BACKED SECURITIES	16,007	17
GNMA I MORTPASS 8% 15/OCT/2030 SF PN# 540895		MORTGAGE BACKED SECURITIES	17,040	19
GNMA I MORTPASS 8.25% 15/APR/2008 SF PN# 020680		MORTGAGE BACKED SECURITIES	17,188	19
GNMA I MORTPASS 8.25% 15/JUN/2006 SF PN# 010839		MORTGAGE BACKED SECURITIES	17,734	19
GNMA I MORTPASS 8.25% 15/JUN/2008 SF PN# 023526		MORTGAGE BACKED SECURITIES	1,401	2
GNMA I MORTPASS 8.25% 15/MAY/2008 SF PN# 025421		MORTGAGE BACKED SECURITIES	1,290	1
GNMA I MORTPASS 8.5% 15/NOV/2021 SF PN# 308107		MORTGAGE BACKED SECURITIES	6,944	8
GOLDMAN SACHS GP 6.875% BDS 15/JAN/2011 USD1000		CORPORATE BONDS	100,000	114
GOVT NATL MTG ASSN POOL NO: 458983		MORTGAGE BACKED SECURITIES	107,981	112
GOVT NATL MTG ASSN POOL NO: 555649 06.000		MORTGAGE BACKED SECURITIES	889,809	925
GREENWICH CAPITAL COMMERCIAL FUNDING CORP 4.915%		CMO/REMIC	300,000	301
GTE CORP 6.36% DEB 15/APR/2006 USD1000		CORPORATE BONDS	335,000	363
HALLIBURTON COMPANY 5.5% 15/OCT/2010		CORPORATE BONDS	45,000	47
HEALTHCARE PROPERTIES INV INC. 6.0% DUE		CORPORATE BONDS	60,000	62
HEWLETT PACKARD CO 6.5%		CORPORATE BONDS	80,000	89
HOUSEHOLD FINANCE CORP 6.375 27/NOV/2012		CORPORATE BONDS	45,000	49
HOUSEHOLD FINANCE CORP 7% 15/MAY/2012		CORPORATE BONDS	65,000	74
HOUSEHOLD FINANCE CORP 7.625% 17/MAY/2032		CORPORATE BONDS	20,000	24
HOUSING URBAN DEVELOPMENT DEB-00A 7.498%		CORPORATE BONDS	100,000	116
ICI WILMINGTON INC 6.95% GT NTS15/SEP/2004 USD1000		CORPORATE BONDS	105,000	108
ILLINOIS ST 12/JUN/2003 01/JUN/2023 04.950		MUNICIPAL BONDS	35,000	33
INDIANA MICH PWR CO NT 6.125% 15/DEC/2006		CORPORATE BONDS	125,000	135
INTERNATIONAL GAME TECHNOLOGY SR NT		CORPORATE BONDS	55,000	66
INTL LEASE FINANCE 5.75% NT 15/OCT/2006 USD1000		CORPORATE BONDS	200,000	215
ISRAEL ST GTD CL8D 6.75% 15/AUG/2004		GOVERNMENT BONDS	500,000	517
JACKSON NATL LIFE INS CO SRPLS NT 144A 15/MAR/2027		CORPORATE BONDS	425,000	498
JOHN HANCOCK FINAN 7.9% MTN 02/JUL/2010 USD 144A		CORPORATE BONDS	200,000	238
KERN CNTY CALIF PENSION OBLIG 28/MAY/2003		MUNICIPAL BONDS	60,000	56
KINDER MORGAN ENER 6.75% BDS 15/MAR/2011 USD1000		CORPORATE BONDS	150,000	168
KINDER MORGAN INC SR NT 6.50% 01/SEP/2012		CORPORATE BONDS	50,000	55
KRAFT FOODS INC 5.625% BDS 01/NOV/2011 USD1000		CORPORATE BONDS	60,000	63
KRAFT FOODS INC 4.625% DUE 01/NOV/2006 USD		CORPORATE BONDS	55,000	57
LB-UBS COMMERCIAL MORTGAGE TRUST 2002-C1 A-4		CMO/REMIC	290,000	324
LIBERTY MEDIA CORP 7.75% SR NT 15/JUL/2009 USD1000		CORPORATE BONDS	80,000	92
LIBERTY MUTUAL INS 7.697% NT 15/10/97 USD`144A		CORPORATE BONDS	200,000	180
LIBERTY PPTY TR SR UNSECD 8.5% 01/AUG/2010		CORPORATE BONDS	100,000	121
LOWES COS INC 7.5% NT 15/DEC/2005 USD1000		CORPORATE BONDS	95,000	105
LOWES COS INC MED TERM NTS BE FR 6.7%01/SEP/2007		CORPORATE BONDS	200,000	223
MAR 04 10 YEAR T NOTES-CBT FUTURE SH		FUTURES	(8)	(898)
MAR 04 5 YEAR T NOTES-CBT FUTURE SH		FUTURES	(28)	(3,126)
MARSH & MCLENNAN COS INC		CORPORATE BONDS	140,000	136
MASSACHUSETTS RRB SPECIAL PURPOSE TRUST WMECO-1		ASSET BACKED	171,561	191
MBNA CORP 7.5% SR MTN 15/MAR/2012 USD		CORPORATE BONDS	70,000	81
METROPOLITAN LIFE INS CO SRPLS 144A 7.7%		CORPORATE BONDS	100,000	119
METROPOLITANO DE LISBOA NT 7.42% 15/OCT/2016		CORPORATE BONDS	250,000	280
MIDAMERICAN FDG INC SR SECD NT 11 01/MAR/2011		CORPORATE BONDS	100,000	112
MONSANTO CO 7.375% 15/AUG/2012		CORPORATE BONDS	60,000	68
MORGAN STANLEY D.W 6.6% MTN 01/APR/2012 USD1000		CORPORATE BONDS	100,000	112
MORGAN STANLEY DEAN WITTER CAPITAL I INC. 00-LIFE		COMMERCIAL MORTGAGE BACKED SECURITIES	500,000	579
MORGAN STANLEY DEAN WITTER CAPITAL I TRUST 01-TOP3		COMMERCIAL MORTGAGE BACKED SECURITIES	600,000	668
MOTIVA LTD 5.2% 24/SEP/2002 15/SEP/2012		CORPORATE BONDS	100,000	102
MSDWC 02-TOP7 A2 5.98% 15/JAN/2039		CMO/REMIC	300,000	326
NATIONAL CITY CORP 6.875%SB NTS 15/5/19 USD		CORPORATE BONDS	125,000	144
NATIONWIDE FINL SV 6.25% SNR NTS 15/NOV/2011 USD		CORPORATE BONDS	60,000	64
NATL AUSTRALIA BK 8.6% BDS 19/MAY/2010 USD (A)		CORPORATE BONDS	50,000	62
NBD BANK NA 8.25% SUB NTS01/NOV/2024 USD		CORPORATE BONDS	150,000	189
NEW YORK LIFE INS 5.88% DUE 15/MAY/2033		CORPORATE BONDS	115,000	114
NEW YORK ST ENVIRONMENTAL FACS CORP ST SVC		MUNICIPAL BONDS	165,000	175
NEWS AMER HLDGS INC SR DEB 8.25% 10/AUG/2018		CORPORATE BONDS	300,000	369
NORSK HYDRO ASA 6.7% BDS 15/JAN/2018 USD1000		CORPORATE BONDS	200,000	222
NORTHEASTERN UNIV MASS REV 01/MAY/1998 01/OCT/2008		MUNICIPAL BONDS	150,000	166
NSTAR COM 8% BDS 15/FEB/2010 USD1000		CORPORATE BONDS	200,000	241
NTHN BORDER & PTNR 7.1% SNR NTS 15/MAR/2011 USD		CORPORATE BONDS	100,000	111
OLD DOMINION ELEC 6.25% DEB 01/JUN/2011 USD		CORPORATE BONDS	70,000	77
ONCOR ELECTRIC DEL 6.375% NTS 01/MAY/2012 USD1000		CORPORATE BONDS	85,000	93
ORIGINAL EXPOSURE ON OPEN CONTRACTS		FUTURES	0	(1,472)
ORIGINAL EXPOSURE ON OPEN CONTRACTS		FUTURES	0	4,010
PACIFICORP SECD MTN MBIA 08 15/MAY/2008		CORPORATE BONDS	375,000	415
PASADENA TEX WTR & SWR REV 01/JUN/1998 01/APR/2007		MUNICIPAL BONDS	140,000	152

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
PECO ENERGY TRANSITION TRUST 01-A A-16.520%		ASSET BACKED	150,000	170
PENN ELEC CO 6.375% SR NTS 01/APR/2009 USD		CORPORATE BONDS	300,000	322
PEPSI AMERICAS INC 6.375% NTS 01/MAY/2009 USD1000		CORPORATE BONDS	431,000	480
POPULAR NORTH AMER 6.625%GTD NT 15/JAN/2004 USD1000		CORPORATE BONDS	100,000	100
PPL ENERGY SUPPLY 6.4% SR NT 01/NOV/2011 USD		CORPORATE BONDS	100,000	109
PRAXAIR INC 6.5% NTS 01/MAR/2008 USD1000		CORPORATE BONDS	55,000	61
PROVIDENT COS INC 7% BDS 15/JUL/2018 USD1000		CORPORATE BONDS	65,000	65
PSEG POWER 8.625% SR NT 15/APR/2031 USD		CORPORATE BONDS	85,000	109
PSEG TRANSITION FUNDING LLC 01-1 A-6 6.610%		ASSET BACKED	200,000	229
REGENCY CTRS L P NT DTD 22/JAN/2001		CORPORATE BONDS	100,000	118
REGIONS FINL CORP SUB NT 7% 01/MAR/2011		CORPORATE BONDS	20,000	23
RELIASTAR FINL CORP NT 8% 30/OCT/2006		CORPORATE BONDS	110,000	124
ROCHESTER G&E 1STMTG SEC MTN A FR 5.84% 22/DEC/2008		CORPORATE BONDS	100,000	108
SAFECO CORP SR NT		CORPORATE BONDS	20,000	23
SALOMON SMITH BARNEY HLDGS INC NT 7% 15/MAR/2004		CORPORATE BONDS	479,582	485
SAN DIEGO CNTY CALIF PENSION OBLIG 15/FEB/1994		MUNICIPAL BONDS	200,000	206
SCHERING-PLOUGH CORP 5.30% DUE 01/DEC/2013		CORPORATE BONDS	70,000	71
SCHLUMBERGER TECHN 6.5% NTS 15/APR/2012 USD1000		CORPORATE BONDS	150,000	167
SCL TERM AEREO SANTIAGO S A SR SEC BD 144A		CMO/REMIC	198,444	215
SHERING PLOUGH CORP 6.5% 01/DEC/2033		CORPORATE BONDS	120,000	125
SINGAPORE TELECOMM 7.375% BDS 01/DEC/2031 USD`144A		CORPORATE BONDS	65,000	77
SONOMA CNTY CALIF PENSION OBLIG 28/MAY/2003		MUNICIPAL BONDS	25,000	24
SPIEKER PROPERTIES 7.25% NTS 01/MAY/2009 USD 1000		CORPORATE BONDS	75,000	86
SPIEKER PROPERTIES 7.35% DEB 1/12/2017 USD 1000		CORPORATE BONDS	80,000	91
SPRINT CAPITAL CP 6.875% NTS 15/NOV/2028 USD 1000		CORPORATE BONDS	110,000	107
ST PAUL COS INC 5.75% SR NT 15/MAR/2007 USD 1000		CORPORATE BONDS	70,000	76
SUN CDA FINL CO SBNT 144A 7.25% 15/DEC/2015		CORPORATE BONDS	125,000	141
TARGET CORP 6.35% NTS 15/JAN/2011 USD 1000		CORPORATE BONDS	50,000	56
TCI COMMUNICATIONS 7.125% BDS 15/FEB/2028 USD 100		CORPORATE BONDS	100,000	108
TEMPLE INLAND INC		CORPORATE BONDS	75,000	87
TIME WARNER COMP 7.25% DEB 15/OCT/2017 USD 1000		CORPORATE BONDS	50,000	57
TIME WARNER INC 7.7% BDS 01/MAY/2032 USD 1000		CORPORATE BONDS	150,000	175
TORCHMARK CORP 6.25% SNR NT 15/DEC/2006 USD		CORPORATE BONDS	70,000	77
TRANSOCEAN SEDCO F 6.625% NTS 15/APR/2011 USD 1000		CORPORATE BONDS	50,000	56
TYSON FOODS INC 8.25% NTS 01/OCT/2011 USD1000		CORPORATE BONDS	50,000	58
U S BANCORP ORE SUB DEB 7.5% 01/JUN/2026		CORPORATE BONDS	500,000	590
UFJ FINANCE ARUBA AEC 6.75% 15/JUL/2013		CORPORATE BONDS	100,000	107
UNITED ENERGY DIST 91020QAB3 5.45% 15/APR/2016		CORPORATE BONDS	75,000	77
US TREASURY NOTE 2% DUE 30/NOV/2004		GOVERNMENT BONDS	500,000	504
USA INTERACTIVE SR NT 7%15/JAN/2013		CORPORATE BONDS	110,000	121
USA TREASURY BDS 6.25% BDS 15/AUG/2023 USD		GOVERNMENT BONDS	900,000	1,026
USA TREASURY BDS 7.5% BDS 15/NOV/2016 USD 1000		GOVERNMENT BONDS	425,000	541
USA TREASURY BDS 8.75% BDS 15/AUG/2020 USD 1000		GOVERNMENT BONDS	265,000	379
USA TREASURY BDS 8.875% BDS 15/AUG/2017 USD 1000		GOVERNMENT BONDS	1,300,000	1,841
USA TREASURY BDS 8.875% BDS15/FEB/2019 USD 1000		GOVERNMENT BONDS	495,000	708
USA TREASURY STRIP 0% STRIP PINC PMT 15/AUG/2025 U		GOVERNMENT BONDS	400,000	122
USAA AUTO OWNER TRUST 01-2 A-4 3.910% 16/APR/2007		CMO/REMIC	250,000	255
UTILICORP UTD INC 6.875% SR NT 01/OCT/2004 USD		CORPORATE BONDS	325,000	334
VALERO ENERGY(NEW) 7.5% NTS 15/APR/2032 USD 1000		CORPORATE BONDS	50,000	56
VALERO ENERGY(NEW) 8.75% NTS 15/JUN/2030 USD 1000		CORPORATE BONDS	50,000	62
VARIATION MARGIN ON OPEN CONTRACTS TO DATE - G/L		FUTURES	0	(8)
VARIATION MARGIN ON OPEN CONTRACTS TO DATE - G/L		FUTURES	0	14
VIRGIN ISLANDS PUB FIN AUTH REV 01/SEP/1994		MUNICIPAL BONDS	105,000	112
VODAFONE AIRTOUCH 7.75% NTS 15/FEB/2010 USD 1000		CORPORATE BONDS	50,000	59
WESTVACO CORP 8.2% DEB 15/JAN/2030 USD 1000		CORPORATE BONDS	50,000	59
WISCONSIN ELECTRIC POWER 5.62% 15/MAY/2033		CORPORATE BONDS	75,000	73
XL CAPITAL FINANCE 6.5% BDS 15/JAN/2012 USD 1000		CORPORATE BONDS	75,000	82
VARIOUS PAYABLES			0	(357)
Monumental Life Ins. Co.		SYN, 5.22%, open-end	58,231,665	_
Underlying Security Description
ABBEY NAT CAP TST 8.963%-FRN PERP USD 1000		CORPORATE BONDS	30,000	40
ABN-AMRO NA HLDGS FR DEB 29/DEC/2049 USD 1000		CORPORATE BONDS	150,000	162
AEP TEXAS CENTRAL 5.5% SNR NTS 15/FEB/2013 USD		CORPORATE BONDS	90,000	92
ALABAMA PWR CO SR NT 2.8%06		CORPORATE BONDS	90,000	90
ALBERTA ENERGY 7.375% NT 01/NOV/2031 USD 1000		CORPORATE BONDS	25,000	30
ALTRIA GROUP INC 5.62% 04/NOV/2008		CORPORATE BONDS	140,000	144
AMER GEN FINANCE 4.5% MTN 15/NOV/2007 USD 1000		CORPORATE BONDS	30,000	31
AMERADA HESS CORP 7.3% NT 15/AUG/2031 USD 1000		CORPORATE BONDS	20,000	21
AMERICAN EXPRESS CR ACCNT MASTER TR 2003-4 CTF CL		ASSET BACKED	250,000	245

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)

AMERICAN GENERAL FINANCE 5.375 01/OCT/2012		CORPORATE BONDS	120,000	124
AMERICREDIT AUTO RECEIVABLES TRUST		CMO/REMIC	165,000	169
AMSTERDAM FDG CORP CORPORATE COMMERCIAL PAPER		COMMERCIAL PAPER (INTEREST BEARING)	950,000	948
ANADARKO FINANCE C 7.5% BDS 01/MAY/2031 USD1000		CORPORATE BONDS	35,000	41
ANZ CAPITAL TRUST I 5.36%		CORPORATE BONDS	245,000	245
AT&T 8% SR NTS 15/NOV/2031 USD1000		CORPORATE BONDS	40,000	47
AT&T BROADBAND CORP NT 8.375% 15/MAR/2013		CORPORATE BONDS	199,000	243
AT&T CORP 6% BDS 15/MAR/2009 USD1000		CORPORATE BONDS	9,000	10
AT&T CORP 7.3% 15/NOV/2011		CORPORATE BONDS	55,000	63
AT&T WIRELESS SVCS 7.875% SR NT 01/MAR/2011 USD		CORPORATE BONDS	65,000	75
AT&T WIRELESS SVCS 8.75% SR NT 01/MAR/2031 USD1000		CORPORATE BONDS	10,000	12
AXA 8.6% SUB BDS 15/DEC/2030 USD		CORPORATE BONDS	160,000	202
BANC OF AMERICA COMM MTG INC 4.342% 11/MAR/2041		COMMERCIAL MORTGAGE BACKED SECURITIES	205,000	207
BANK ONE ISSUANCE TRUST SER 2002-A4 CL A4 2.94%		CMO/REMIC	150,000	152
BANK ONE ISSUANCE TRUST SER 2003-3 CL C3		ASSET BACKED	170,000	161
BARCLAYS BANK 7.4% SUB NTS 15/DEC/2009 USD		CORPORATE BONDS	135,000	158
BARCLAYS BANK 8.55% STP-UP CALL PERP 144A		CORPORATE BONDS	90,000	111
BAYERISCHE LANDESBANK GRI MTN VR		CORPORATE BONDS	220,000	220
BB&T CORP 5.2%		CORPORATE BONDS	85,000	84
BK OF AMERICA CPN 7.4% SNR BDS 15/JAN/2011 USD		CORPORATE BONDS	140,000	164
BK ONE CORP 7.875% SUB BD 01/AUG/2010 USD		CORPORATE BONDS	85,000	102
BOEING CO 6.125% 15FEB15/FEB/2033		CORPORATE BONDS	35,000	35
BOIT 2002-A2 A2 4.16% 15/JAN/2008		ASSET BACKED	395,000	408
BP CAPITAL MARKETS PLC 2.75% 29/DEC/2006		CORPORATE BONDS	135,000	135
BRITISH POUND		CURRENCIES	8,262	15
BRITISH TELECOM 8.625%-VAR BDS 15/DEC/2030 USD		CORPORATE BONDS	20,000	26
BRITISH TELECOM VAR NTS 15/DEC/2010 USD		CORPORATE BONDS	40,000	49
BURLINGTON NORTHN SANTA FE CP DEB 6.875%		CORPORATE BONDS	10,000	11
CAFCO LLC CORPORATE COMMERCIAL PAPER DISCOUNT DTD		COMMERCIAL PAPER (INTEREST BEARING)	950,000	949
CAPITAL AUTO RECEIVABLES AST BKD 2003-2 CL A4A DTD		ASSET BACKED	190,000	185
CAPITAL ONE BANK 4.875% DUE 15/MAY/2008		CORPORATE BONDS	40,000	41
CAPITAL ONE MULTI ASSET BKD SEC DUE 15/JUL/2011		ASSET BACKED	350,000	349
CAPITAL ONE MULTI-ASSET EXECUTION TRUST SER		CMO/REMIC	270,000	272
CBA (DE) FINANCE INC ZCP DUE 17/FEB/2004		COMMERCIAL PAPER (INTEREST BEARING)	950,000	948
CDN NAT RES 7.2% SR NT 15/JAN/2032 USD1000		CORPORATE BONDS	25,000	29
CHASE EOD BK LIQUIDITY FD (VAN 2).		STIF	6,934,699	6,935
CIT GROUP HLDGS IN 7.75% BDS 02/APR/2012 USD1000		CORPORATE BONDS	45,000	53
CITIBANK CREDIT CARD ISSUANCE TRUST 01-A6 A6		ASSET BACKED	95,000	102
CITIBANK CREDIT CARD ISSUANCE TRUST 5% 10/JUN/2015		ASSET BACKED	125,000	120
CITIGROUP INC 7.25% SUB BDS 01/OCT/2010 USD		CORPORATE BONDS	715,000	833
CITIGROUP INC SR GLBL NT VAR 20/MAR/2006		CORPORATE BONDS	205,000	205
CITIZENS COMMS 9.25% NT 15/MAY/2011 USD1000		CORPORATE BONDS	110,000	130
COLUMBUS STHN PWR 5.5% SNR NTS 01/MAR/2013 USD1000		CORPORATE BONDS	40,000	41
COMCAST CABLE COMM 6.75% BD 30/JAN/2011 USD1000		CORPORATE BONDS	45,000	50
CONSOLIDATED EDISON INC. 5.625% 01/JUL/2012		CORPORATE BONDS	95,000	101
CONSTELLATION ENER 6.35% NT 01/APR/2007 USD1000		CORPORATE BONDS	35,000	38
CONSTELLATION ENER 7.6% NTS 01/APR/2032 USD1000		CORPORATE BONDS	5,000	6
COUNTRY ASSET BKD SEC SER 2003-5 CLS MF1 DUE		ASSET BACKED	120,000	122
COX COMMUN ICATIONS7.75% NTS 01/NOV/2010 USD1000		CORPORATE BONDS	30,000	36
CREDIT SUISSE FB U 6.5% BDS 15/JAN/2012 USD1000		CORPORATE BONDS	40,000	45
CREDIT SUISSE FIRST BOSTON MTG SECS CORP 2003-CPN1		CMO/REMIC	115,000	114
CS FIRST BOSTON MTG SECURITIES CORP 4.9%		CMO/REMIC	440,000	441
CSFB MT CORP 6.38% DUE 16/DEC/2035 USD		COMMERCIAL MORTGAGE BACKED SECURITIES	380,000	421
CSFB MTG BKD SEC SER 2003-29 CLS VII-A1		CMO/REMIC	500,000	520
CWL 2003-5 AF3 3.61% DUE 25/APR/2030		ASSET BACKED	135,000	136
CXC INCORPORATED		COMMERCIAL PAPER (INTEREST BEARING)	650,000	649
DAIMLERCHRYSLER AUTO TRUST 2003-A A-4 2.880%		CMO/REMIC	70,000	70
DAIMLERCHRYSLER NA HLDG 4.05% 04/JUN/2008		CORPORATE BONDS	125,000	124
DAIMLERCHRYSLER NT 8.5% BDS 18/JAN/2031 USD1000		CORPORATE BONDS	25,000	30
DELPHI CORP 6.50% 15/AUG/2013		CORPORATE BONDS	110,000	116
DEUTSCHE BK FINL LLC 5.38% 02/MAR/2015		CORPORATE BONDS	65,000	66
DEUTSCHE TELEKOM I 8.5%-VAR BDS 15/JUN/2010 USD		CORPORATE BONDS	50,000	60
DEUTSCHE TELEKOM I 8.75%-VAR BDS 15/JUN/2030 USD		CORPORATE BONDS	75,000	96
DEVON FINANCING CO 7.875%SR DB 30/SEP/2031 USD1000		CORPORATE BONDS	25,000	30
DOMINION RES(VIR) 8.125% BDS 15/JUN/2010 USD1000		CORPORATE BONDS	130,000	156
DOMINION RESOURCES INC 5.125% 15/DEC/2009		CORPORATE BONDS	130,000	136
DOW CHEMICAL 6.0% 01/OCT/2012		CORPORATE BONDS	85,000	89
DOW CHEMICAL CO 7.375% BDS 01/NOV/2029 USD1000		CORPORATE BONDS	25,000	28
DTE ENERGY CO 6.375% DUE 15APR15/APR/2033		CORPORATE BONDS	40,000	39
DUKE CAPITAL CORP 6.25% BDS 15/FEB/2013 USD1000		CORPORATE BONDS	95,000	100

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
DUKE CAPITAL CORP 7.5% SR NTS 01/OCT/2009 USD 1000		CORPORATE BONDS	140,000	160
ENCANA CORP 4.75% 15/OCT/2013		CORPORATE BONDS	105,000	104
EQCC HOME EQUITY LOAN TRUST 97-3 A-8 6.410%		ASSET BACKED	13,325	13
EUREKA SECURTZN INC.		COMMERCIAL PAPER (INTEREST BEARING)	1,100,000	1,098
FED HM LN MTG CORP 4.50% DUE 15/JUL/2013		GOVERNMENT BONDS	270,000	267
FEDERAL NATL MTG ASSN BNCHMK 7.125% 15/JAN/2030		GOVERNMENT BONDS	600,000	723
FEDERAL NATL MTG ASSN DISC NT MATURES 15/OCT/2004		DISCOUNTED NOTES	3,000,000	2,968
FEDERAL NATL MTG ASSN DISC NT MATURES 17/SEP/2004		DISCOUNTED NOTES	3,000,000	2,972
FEDERATED DEPT STO6.625% SR NT 01/APR/2011		CORPORATE BONDS	20,000	22
FHMLC GB 05 A 4.25% 15/JUN/2005 NA		GOVERNMENT BONDS	565,000	587
FIRSTENERGY CORP 7.375%BD 15/NOV/2031 USD1000 C		CORPORATE BONDS	50,000	51
FLEET BOSTON FINL CORP 3.85% 15FEB15/FEB/2008		CORPORATE BONDS	85,000	86
FORD CREDIT AUTO OWNER TRUST 34527RJX2 2.41%		ASSET BACKED	450,000	449
FORD MOTOR CO 7.45% BDS 16/JUL/2031 USD1000		CORPORATE BONDS	10,000	10
FORD MOTOR CREDIT 7.375% BDS 01/FEB/2011 USD1000`2		CORPORATE BONDS	140,000	153
FORD MOTOR CREDIT 7.375% NTS 28/OCT/2009 USD		CORPORATE BONDS	325,000	357
FORD MOTOR CREDIT 7.875% NTS 15/JUN/2010 USD1000		CORPORATE BONDS	175,000	196
FORD MTR CR CO 7.00% 01/OCT/2013		CORPORATE BONDS	115,000	121
FRANCE TELECOM 9%-VAR 01/MAR/2011 USD`SECREG		CORPORATE BONDS	65,000	78
FRANCE TELECOM VAR% BD 01/MAR/2031 USD(4)`		CORPORATE BONDS	75,000	100
GEN ELEC CAP CORP 6.75% BD 15/MAR/2032 USD1000		CORPORATE BONDS	75,000	83
GEN MOTORS ACC CP 6.875% BDS 15/SEP/2011 USD1000		CORPORATE BONDS	25,000	27
GEN MOTORS CORP 7.2% NTS 15/JAN/2011 USD1000		CORPORATE BONDS	275,000	302
GEN MOTORS CORP 8.25% SNR DEB 15/JUL/2023 USD		CORPORATE BONDS	35,000	40
GENERAL DYNAMICS CORP 2.125% 15/MAY/2006		CORPORATE BONDS	115,000	114
GENERAL ELEC CAP CORP 3.5% 01/MAY/2008		CORPORATE BONDS	445,000	445
GENERAL ELEC CAPT CORP		CORPORATE BONDS	260,000	253
GENERAL ELECTRIC CAP CORP VAR 03/FEB/2006		CORPORATE BONDS	205,000	206
GENERAL MOTORS 8.375% 15/JUL/2033		CORPORATE BONDS	235,000	273
GOLDMAN SACHS GP 6.65% SNR NTS 15/MAY/2009 USD		CORPORATE BONDS	360,000	407
GOVERNOR & CO.OF BNK CORPORATE COMMERCIAL PAPER		COMMERCIAL PAPER (INTEREST BEARING)	1,000,000	998
GRACECHURCH CARD FUNDING NO.5 PLC 2003-5 A2 2.700%		ASSET BACKED	395,000	396
GREENWICH CAP COML FDG CORP 2003-C2		CMO/REMIC	465,000	466
GREENWICH CAPITAL COMMERCIAL FUNDING CORP. SER		CMO/REMIC	205,000	195
HARRAHS OPERATING CO INC 5.375% 15/DEC/2013		CORPORATE BONDS	55,000	55
HONDA AUTO RECEIVABLES OWNER TRUST 2003-4 A4 VAR		CMO/REMIC	255,000	255
HOUSEHOLD AUTOMOTIVE TRUST 3.02% 17/DEC/2010		CMO/REMIC	240,000	239
HOUSEHOLD FIN CORP 6.375% BDS 15/OCT/2011 USD10		CORPORATE BONDS	65,000	72
HOUSEHOLD FINANCE CORP.(GLOBAL) BND 4.125		CORPORATE BONDS	255,000	257
HOUSEHOLD MORTGAGE LOAN TRUST 2002-HC A VARIABLE		ASSET BACKED	314,549	314
HSBC CAP FDG(USD1) 9.547%-FRN PERP USD1000		CORPORATE BONDS	70,000	89
HSBC CAP/144A4.61%PERP		CORPORATE BONDS	135,000	127
HSH NORDBANK AG NY BCH CORP CP DUE 12/FEB/2004 ZRO		COMMERCIAL PAPER (INTEREST BEARING)	1,050,000	1,048
HUTCHISON WHAMP INTL LTD 6.25% 24/JAN/2014		CORPORATE BONDS	120,000	122
ICI WILINGTON 4.375% 01/DEC/2008		CORPORATE BONDS	110,000	110
ILLINOIS ST GO PENSION FUND SER OF JUNE GLOBAL		MUNICIPAL BONDS	155,000	143
ING CAP FUNDING TRST II 8.439% PERPETUAL		CORPORATE BONDS	70,000	85
INTL PAPER CO 5.85% NTS 30/OCT/2012 USD1000		CORPORATE BONDS	45,000	47
KFW INTL FINANCE 4.75% BDS 24/JAN/2007 USD1000		CORPORATE BONDS	140,000	150
KINDER MORGAN ENER 7.3% SNR NTS 15/AUG/2033 USD		CORPORATE BONDS	35,000	40
KINDER MORGAN ENER 7.4% BDS 15/MAR/2031 USD1000		CORPORATE BONDS	20,000	23
KON KPN NV 8% BDS 01/OCT/2010 USD1000		CORPORATE BONDS	35,000	42
KROGER CO 6.8% SR NT 01/APR/2011 USD1000		CORPORATE BONDS	55,000	62
LB-UBS COMM MTG TRUST 4.207% 15/AUG/2010		CMO/REMIC	330,000	334
LIBERTY MEDIA CORP 5.7% 15/MAY/2013		CORPORATE BONDS	30,000	30
LONG BEACH MTG LOAN TR 2003-4 CL AV3 VAR		CMO/REMIC	345,000	345
LONG BEACH MTG LOAN TRUST 542514DZ4 25/JUL/2033		ASSET BACKED	382,330	382
M G T FIXED INCOME MTG PRIVATE		COMMINGLED FUNDS	226,776	4,631
M&I AUTO LOAN TRUST 55255PAP5 2.97% 20/APR/2009		CMO/REMIC	95,000	95
MAY DEPT STORES CO 6.9% NT 15/JAN/2032 USD1000		CORPORATE BONDS	15,000	16
MERRILL LYNCH & CO TRANCHE #00373 3.12%		CORPORATE BONDS	360,000	354
MIDAMERICAN ENERGY CO NT 6.75%30/DEC/2031		CORPORATE BONDS	45,000	49
MORGAN STANLEY 3.625% 01/APR/2008		CORPORATE BONDS	220,000	220
MORGAN STANLEY AUTO LOAN TRUST 61747RAB6 2.17%		CMO/REMIC	145,000	143
MORGAN STANLEY DEAN WITTER CAP I TR 2003-HQ2 MTG		ASSET BACKED	175,000	177
MORGAN STANLEY GRP VAR DUE 27/MAR/2006		CORPORATE BONDS	205,000	206
NATIONAL RURAL UTILITIES 3.88% DUE 15/FEB/2008		CORPORATE BONDS	95,000	96
NATIONWIDE FINANCIAL SER 5.9% 01/JUL/2012		CORPORATE BONDS	50,000	52
NATIONWIDE FINL SV 6.25% SNR NTS 15/NOV/2011 USD		CORPORATE BONDS	20,000	21
NATL CITY BK CLEVE 6.2% MTN 15/DEC/2011 USD1000		CORPORATE BONDS	115,000	125

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
NATL RURAL UTL FIN 7.25% NT 01/MAR/2012 USD1000		CORPORATE BONDS	60,000	70
NEWS AMERICA HLDGS 7.28% SR DEB 30/JUN/2028 USD		CORPORATE BONDS	40,000	45
NORDEA NORTH AMER. I CORPORATE COMMERCIAL PAPER		COMMERCIAL PAPER (INTEREST BEARING)	950,000	948
NWA TR NT-B 10.23% 21/JUN/2014		ASSET BACKED	78
OCCIDENTAL PETROLEUM 67461FFS1 4.25% 15/MAR/2010		CORPORATE BONDS	30,000	30
OGLETHORPE POWER 6.974% BDS 30/JUN/2011 USD1000		CORPORATE BONDS	53
ONCOR ELECTRIC DEL 6.375% NTS 01/MAY/2012 USD1000		CORPORATE BONDS	85,000	93
ONYX ACCEPTANCE AUTO TR 2.45% DUE 15/MAR/2010		ASSET BACKED	600,000	595
ONYX ACCEPTANCE AUTO TRUST 2.66 17/MAY/2010		CMO/REMIC	140,000	139
ONYX ACCEPTANCE AUTO TRUSTSER 203-D CL A4 3.2% DUE		ASSET BACKED	100,000	101
OPTION ONE MORTGAGE LOAN TRUST FLT DUE 01/JUL/2033		ASSET BACKED	133,027	133
PEPCO HOLDINGS 6.45% NTS 15/AUG/2012 USD1000		CORPORATE BONDS	70,000	76
PEPCO HOLDINGS 7.45% NTS 15/AUG/2032 USD1000		CORPORATE BONDS	35,000	40
PHILLIPS PETROLEUM 8.75% BD 25/MAY/2010 USD1000		CORPORATE BONDS	50,000	62
POPULAR NORTH AMER INC 4.25% 01/APR/2008		CORPORATE BONDS	80,000	81
POPULAR NORTH AMER INC MTN BE FR 6.125%15/OCT/2006		CORPORATE BONDS	245,000	266
PRINCIPAL LIFE GLOBAL 3.625% 30/APR/2008		CORPORATE BONDS	175,000	175
PROGRESS ENERGY IN 7.1%SR NTS 01/MAR/2011 USD1000		CORPORATE BONDS	35,000	39
PRUDENTIAL HLDGS LLC INSRD NT-C144A 18/DEC/2023		CORPORATE BONDS	55,000	68
PULTE HOMES INC 6.375% 15/MAY/2033		CORPORATE BONDS	10,000	10
RABOBANK CAP FDG 25.26%-VAR BDS PERP USD		CORPORATE BONDS	285,000	285
RASC SERIES 2003-KS5 TRUST 2003-KS A-II-B VARIBALE		ASSET BACKED	229,300	229
RBS CAPITAL TRUST I VAR PERPETUAL		CORPORATE BONDS	200,000	191
RBS CAPITAL TST 2 FR BDS 29/DEC/2049 USD1000		CORPORATE BONDS	60,000	61
RESIDEN ASSET SECURITI CO VAR 25/JUL/2032		ASSET BACKED	111,021	111
RESIDENTIAL ASSET SECURITIES CORP 76110WTP1 2.61%		ASSET BACKED	350,000	350
ROYAL BANK OF SCOT7.648% TO 9/31; THEREAFTER 3MO		CORPORATE BONDS	45,000	54
SAFEWAY INC 4.125 01/NOV/2008		CORPORATE BONDS	160,000	159
SCHERING-PLOUGH CORP 5.30% DUE 01/DEC/2013		CORPORATE BONDS	75,000	76
SHEFFIELD RECEIVABLE CORPORATE COMMERCIAL PAPER		COMMERCIAL PAPER (INTEREST BEARING)	950,000	949
SPRINT CAP CORP NT 8.75% 15/MAR/2032 UNRESTRICTED		CORPORATE BONDS	70,000	83
SPRINT CAPITAL CP 6.875% NTS 15/NOV/2028 USD1000		CORPORATE BONDS	80,000	78
SPRINT CAPITAL CP 6.9% GTD BDS 01/MAY/2019 USD1000		CORPORATE BONDS	70,000	72
STANDARD CHARTERED 8% SB NTS 30/MAY/2031 USD144A		CORPORATE BONDS	35,000	42
SUNTRUST BK ATL SR MD TM BK NT DUE 01/NOV/2006		CORPORATE BONDS	185,000	185
SURREY FUNDING CORP CORPORATE COMMERCIAL PAPER		COMMERCIAL PAPER (INTEREST BEARING)	1,100,000	1,098
SVENSKA HANDELSBANKEN ZCP 11/FEB/2004		COMMERCIAL PAPER (INTEREST BEARING)	1,100,000	1,098
TBA FHLMC GLD SF306% DUE 15/JAN/2033		MORTGAGE BACKED SECURITIES	2,000,000	2,066
TBA FHLMC GOLD SF 5.50 30 YRS JAN		MORTGAGE BACKED SECURITIES	3,500,000	3,542
TBA FNMA 30 YR 6% JAN USD		MORTGAGE BACKED SECURITIES	6,500,000	6,717
TBA FNMA SF 5.00 15 YRS FEB		MORTGAGE BACKED SECURITIES	2,500,000	2,542
TBA FNMA SF 5.00 15 YRS JAN		MORTGAGE BACKED SECURITIES	1,000,000	1,020
TBA FNMA SF 5.50 30 YRS JAN		MORTGAGE BACKED SECURITIES	5,000,000	5,064
TBA GNMA I SF 5.50 30 YRS JAN		MORTGAGE BACKED SECURITIES	2,000,000	2,033
TELE-COMMUNICATION 7.875% BDS 01/AUG/2013 USD1000		CORPORATE BONDS	110,000	130
TIME WARNER COMP 8.375% BDS 15/MAR/2023 USD1000		CORPORATE BONDS	130,000	161
TIME WARNER INC 7.625% BDS 15/APR/2031 USD1000		CORPORATE BONDS	35,000	40
TIME WARNER INC 7.7% BDS 01/MAY/2032 USD1000		CORPORATE BONDS	50,000	58
TOSCO CORP 8.125% NTS 15/FEB/2030 USD1000		CORPORATE BONDS	35,000	45
TOYOTA AUTO REC TRST 2.79% 15/JAN/2010		ASSET BACKED	85,000	85
TRANSCANADA PIPELN 8.625% DEB 15/MAY/2012 USD1000		CORPORATE BONDS	30,000	37
TRANSOCEAN SEDCO F 6.625% NTS 15/APR/2011 USD1000		CORPORATE BONDS	45,000	50
TRIAD AUTO REC OWNER TRST SR# 2003-B 3.16% DUE		CMO/REMIC	160,000	161
UFJ FINANCE ARUBA AEC 6.75% 15/JUL/2013		CORPORATE BONDS	45,000	48
UNION PACIFIC CORP 6.625% DEB 01/FEB/2029 USD1000		CORPORATE BONDS	20,000	22
UNITED STATE STREAS BDS 06.125% 15/NOV/2027		GOVERNMENT BONDS	545,000	614
UNITED STATES TREAS NTS 2.625% DUE 15/NOV/2006		GOVERNMENT BONDS	1,250,000	1,261
UNITED STATES TREASURY NOTE DUE 15/NOV/2013		GOVERNMENT BONDS	50,000	50
US BANK NA 2.85% 15/NOV/2006		CORPORATE BONDS	250,000	251
USA TREASURY BDS 5.375% 15/FEB/2031 USD		GOVERNMENT BONDS	55,000	57
USA TREASURY BDS 7.875% BDS 15/FEB/2021 USD1000		GOVERNMENT BONDS	980,000	1,304
USA TREASURY NTS 3.375% NTS 15/NOV/2008 USD1000		GOVERNMENT BONDS	100,000	101
VALERO ENERGY(NEW) 6.875% NT 15/APR/2012 USD1000		CORPORATE BONDS	20,000	22
VERIZON GLOBAL FDG 7.75% BD 01/DEC/2030 USD1000		CORPORATE BONDS	50,000	59
VERIZON NEW YORK 16.875% BDS 01/APR/2012		CORPORATE BONDS	180,000	199
VODAFONE AIRTOUCH 7.875% NTS 15/FEB/2030 USD1000		CORPORATE BONDS	45,000	55
VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2.94		ASSET BACKED	190,000	190
VOLKSWAGEN AUTO LOAN ENHANCED TRUST 92866XAC1		ASSET BACKED	450,000	447
WACHOVIA ASSET SECURITIZATION INC VAR DUE		ASSET BACKED	148,386	148
WACHOVIA ASSET SECURITIZATION, INC VAR 25/DEC/2032		CMO/REMIC	150,536	151

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
WACHOVIA BANK COMM MTG TRUST 929766LY7 4.964%		CMO/REMIC	290,000	292
WASHINGTON MUTUAL INC 4% 15/JAN/2009 USD1000		CORPORATE BONDS	160,000	160
WEATHERFORD INTL INC 4.95% 15/OCT/2013		CORPORATE BONDS	85,000	84
WELLS FARGO COMPANY 5.12% 01/SEP/2012		CORPORATE BONDS	5,000	5
WELLS FARGO COMPANY 949746CR0 5% 15/NOV/2014		CORPORATE BONDS	45,000	45
WESTVACO CORP 8.2% DEB 15/JAN/2030 USD1000		CORPORATE BONDS	10,000	12
WFS FINANCIAL OWNER TR 2003-4 CLASS A4		CMO/REMIC	125,000	126
WYETH		CORPORATE BONDS	60,000	61
WYETH 5.50% 01/FEB/2014		CORPORATE BONDS	100,000	101
VARIOUS PAYABLES				(22,401)
State Street Bank and Trust		SYN, 4.35%, open-end	76,973,006	—
Underlying Security Description
LM INSTITUTIONAL F WESTERN ASSET CORE PLUS POR			3,030,297	31,788
PIMCO FDS PACIFIC TOTAL RETURN FD INSTITUTION			158,846	1,701
PIMCO LOW DURATION FUND			4,405,292	45,110
Union Bank of Switzerland		SYN, 6.02%, open-end	58,832,132	—
Underlying Security Description
AB SPINTAB SWEDMOR 5.75% BDS 15/JUN/2005 SEK`170		CORPORATE BONDS	30,000	1,035
ACE CAPITAL TRUST 9.7% BDS 01/APR/2030 USD1000		CORPORATE BONDS	150,000	13
ACE SECURITIES CORP 004421CE125/JUN/2033		ASSET BACKED	90,000	440
ALTRIA GROUP INC 6.375% NTS 01/FEB/2006 USD1000		CORPORATE BONDS	90,000	267
ALTRIA GROUP INC 7.00% 04/NOV/2013		CORPORATE BONDS	25,000	96
ALTRIA GROUP INC 7.75% DEB 15/JAN/2027 USD1000		CORPORATE BONDS	140,000	259
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST		ASSET BACKED	30,000	504
APACHE CORP 6.25% NT 15/APR/2012 USD1000		CORPORATE BONDS	20,000	78
ASSET SECURITIZATION CORPORATION 96-D2 A-1		COMMERCIAL MORTGAGE BACKED SECURITIES	250,000	295
AT&T WIRELESS SVCS 8.125% NTS 01/MAY/2012 USD1000		CORPORATE BONDS	120,000	29
BANK ONE CORP 4.12% 22/AUG/2002-01/SEP/2007		CORPORATE BONDS	165,000	31
BANKBOSTON 6.375% SUB NTS 25/MAR/2008 USD		CORPORATE BONDS	950,000	601
BAYVIEW FINANCIAL ACQUISITION TRUST		ASSET BACKED	35,000	427
BAYVIEW FINANCIAL ACQUISTION TRUST SER 2003-DA CL		CMO/REMIC	245,000	473
BAYVIEW FINANCIAL ASSET TRUST 2002-A A-1 VARIABLE		CMO/REMIC	40,000	232
BAYVIEWW 2003 LJ1 A4 3.44% DUE 25-APRL-12		ASSET BACKED	199,000	503
BELLSOUTH CAPITAL 6.04% DEB 15/NOV/2026 USD1000		CORPORATE BONDS	9,000	97
BK OF AMERICA CPN 6.25% BDS 15/APR/2012 USD		CORPORATE BONDS	55,000	88
BK OF AMERICA CPN 7.4% SNR BDS 15/JAN/2011 USD		CORPORATE BONDS	65,000	129
BLACKROCK CAPITAL FINANCE 97-R3 A-27.220%		COMMERCIAL MORTGAGE BACKED SECURITIES	10,000	131
BOEING CO 6.625% DEB 15/FEB/2038 USD1000		CORPORATE BONDS	160,000	123
BRISTOL-MYRS SQUIB 5.75% BDS 01/OCT/2011 USD1000		CORPORATE BONDS	205,000	151
BRITISH POUND		CURRENCIES	150,000	16
BRITISH POUND STERLING		MONEY MARKETS	170,000	16
BRITISH TELECOM VAR NTS 15/DEC/2010 USD		CORPORATE BONDS	135,000	91
CANADA(GOVT OF)6% BDS 01/SEP/2005 CAD(VA		GOVERNMENT BONDS	90,000	—
CAPITAL ASSET RESH FDG LP TAX LIEN COLL BD SER		CMO/REMIC	220,000	27
CAPITAL AUTO RECEIVABLES ASSET TRUST 2003-1 CLA1B		CMO/REMIC	85,000	460
CAPITAL LEASE FUNDING 99-LTL-A-2 6.867%		CMO/REMIC	140,000	328
CHASE EOD BK LIQUIDITY FD (VAN 2).		STIF	85,000	17,150
CHASE FUNDING TRUST 00-2 IIA-1 VARIABLE		CMO/REMIC	35,000	37
CHESAPEAKE FUNDING LLC SER 2003-1-CL A1		CMO/REMIC	395,000	601
CHEVY CHASE FUNDING LLC 16678RAA5 25/JUL/2034		CMO/REMIC	135,000	576
CIT GROUP INC 5.75% DUE 25/SEP/2007		CORPORATE BONDS	8,262	129
CITIBANK CREDIT CARD ISSUANCE TRUST 2002-C1 2002-C		ASSET BACKED	20,000	111
CITIFINANCIAL MORTGAGE SECURITIES INC 17306UBN7		ASSET BACKED	40,000	537
CITIGROUP INC 5.625% BDS 27/AUG/2012 USD1000		CORPORATE BONDS	10,000	84
CITIGROUP INC 6% BD 21/FEB/2012 USD1000		CORPORATE BONDS	950,000	317
CLOSED-END HOME EQUITY LOAN ASSET BACKED		ASSET BACKED	190,000	122
COMM 2001-FL4 01-FL4 A2 144 VARIABLE 15/APR/2013		COMMERCIAL MORTGAGE BACKED SECURITIES	40,000	155
CONOCO FUNDING CO 6.35% GT BDS 15/OCT/2011 USD		CORPORATE BONDS	350,000	146
CONOCO FUNDING CO 7.25% BDS 15/OCT/2031 USD1000		CORPORATE BONDS	270,000	41
CONOCO INC 6.95% SNR NTS 15/APR/2029 USD		CORPORATE BONDS	950,000	153
CONOCOPHILLIPS 4.75% DUE 150CT12		CORPORATE BONDS	25,000	80
CONSECO FIN SECURITIZATIONS CORP VRN DUE		ASSET BACKED	6,934,699	44
CONSECO FINANACE SECURITIZATION CORP 00-6 A-4		ASSET BACKED	45,000	562
CONSECO FINANCE SECURITIZATIONS CORP 01-3 A-4		ASSET BACKED	95,000	182
COUNTRYWIDE ASSET-BACKED CERTIFICATES		CMO/REMIC	125,000	85
COX COMMUNICATIONS INC 5.5% 01/OCT/2015		CORPORATE BONDS	715,000	10
COX COMMUNICATIONS INC 7.125% DUE 01/OCT/2012		CORPORATE BONDS	205,000	23
COX COMMUNICATIONS INC. 4.625% 01JUN01/JUN/2013		CORPORATE BONDS	110,000	29

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
CREDIT SUISSE FB USA INC 4.625% DUE 15/JAN/2008		CORPORATE BONDS	40,000	115
CRIIMI MAE 98-C1A-2 7.000% 02/JUN/2033		ASSET BACKED	45,000	163
CSFB MTG PTC 2002-6 2002-S6 A-2 VARIABLE		CMO/REMIC	95,000	26
CWABS, INC 2001-BC3 01-BC3 A VARIABLE 25/DEC/2031		ASSET BACKED	35,000	160
DAIMLERCHRYSLER MASTER OWNER AUTO LN ASSET BACKED		ASSET BACKED	5,000	150
DEERE JOHN CAP CP 6% NTS 15/2/2009 USD1000		CORPORATE BONDS	120,000	111
DELTA AIR LINES		CORPORATE BONDS	30,000	429
DEVON ENERGY CORP 7.95% SR DEB 15/APR/2032 USD		CORPORATE BONDS	40,000	181
DIAGEO CAPITAL 6.625%NTS 24/JUN/2004 USD1000		CORPORATE BONDS	115,000	154
DOMINION RESOURCES INC 4.125% 15FEB15/FEB/2008		CORPORATE BONDS	440,000	10
DOMINION RESOURCES INC 5.125% 15/DEC/2009		CORPORATE BONDS	380,000	52
DOMINION RESOURCES INC 5.7% 17/SEP/2012		CORPORATE BONDS	500,000	53
DRYDEN INV TRUST, TR CTF 7.157% 23/JUL/2008		CORPORATE BONDS	135,000	433
EASTMAN KODAK CO. 7.25% 15/NOV/2013		CORPORATE BONDS	650,000	26
ECU COLLATERAL ACCOUNT		MONEY MARKETS	70,000	—
ELPASO CORP 7.75& MTN 15/JAN/2032 USD1000		CORPORATE BONDS	125,000	290
ELPASSO NAT GAS 8.375% NTS 15/JUN/2032 USD1000		CORPORATE BONDS	25,000	82
EQCC TRUST 2002-1 2-A VARIABLE 25/NOV/2031		ASSET BACKED	110,000	139
EUR CURRENCY CALL A/C		MONEY MARKETS	65,000	—
EURO		CURRENCIES	50,000	—
FANNIE MAE 2% 15/JAN/2006		GOVERNMENT BONDS	75,000	330
FED HOME LOAN MTG 6.75% BDS 15/SEP/2029 USD1000		GOVERNMENT BONDS	25,000	1
FED NAT MTG ASSN TBA 5.5% 15 YRS		MORTGAGE BACKED SECURITIES	130,000	932
FED NATL MORT ASSC 5.5% NTS 15/FEB/2006 USD1000		GOVERNMENT BONDS	130,000	1,071
FEDERAL HOME LOAN BANK 4.5% 16/SEP/2013		GOVERNMENT BONDS	85,000	79
FEDERAL HOME LOAN MTG CORP		GOVERNMENT BONDS	25,000	5,000
FEDERAL NATL MTG ASSN CONS BD 6.21% 06/AUG/2038		GOVERNMENT BONDS	40,000	119
FEDERAL NATL MTG ASSN DISC NT MATURES 24/MAR/2004		DISCOUNTED NOTES	95,000	279
FHLMC 4.875% 15/MAR/2007 USD		GOVERNMENT BONDS	140,000	106
FINANCING CORP PRIN FICO STRIP 16 BD19 05/APR/2019		CORPORATE BONDS	105,000	21
FIRSTAR BANK NA. 7.125%SB NT 01/DEC/2009 USD1000		CORPORATE BONDS	13,325	23
FIRSTENERGY CORP 6.45% BD 15/NOV/2011 USD1000		CORPORATE BONDS	1,100,000	16
FIRSTENERGY CORP 7.375%BD 15/NOV/2031 USD1000`C		CORPORATE BONDS	270,000	184
FNMA MORTPASS 8% 01/SEP/2015 CI PN# 535460		MORTGAGE BACKED SECURITIES	600,000	32
FNMA MORTPASS 8% 01/SEP/2015 CI PN# 550867		MORTGAGE BACKED SECURITIES	3,000,000	8
FORD MOTOR CREDIT 7.375% BDS 01/FEB/2011 USD1000 2		CORPORATE BONDS	3,000,000	251
FORD MOTOR CREDIT 7.875% NTS 15/JUN/2010 USD1000		CORPORATE BONDS	20,000	223
GENERAL ELEC CAP CORP 36962GZY3 5.45% 15/JAN/2013		CORPORATE BONDS	565,000	166
GENERAL ELEC CAP CORP 6% MTN 15/JUN/2012 USD1000		CORPORATE BONDS	50,000	228
GENERAL ELECTRIC CO 369604AY9 5% 01/FEB/2013		CORPORATE BONDS	85,000	30
GENERAL MOTORS 7.125% DUE 15/JUL/2013		CORPORATE BONDS	450,000	93
GENERAL MTRS NOVA 6.85% NT 15/OCT/2008 USD1000		CORPORATE BONDS	10,000	289
GERMANY(FED REP) 3.75% BDS 04/JAN/2009 EUR 0.01		GOVERNMENT BONDS	140,000	1,141
GERMANY(FED REP) 5% BDS 04/JAN/2012 EUR 0.01		GOVERNMENT BONDS	325,000	381
GERMANY(FED REP) 5.5% BDS 04/JAN/2031 EUR 0.01		GOVERNMENT BONDS	175,000	970
GNMA IMORTPASS 6.5% 15/AUG/2028 SF PN# 486470		MORTGAGE BACKED SECURITIES	115,000	19
GNMA IMORTPASS 6.5% 15/OCT/2028 SF PN# 482782		MORTGAGE BACKED SECURITIES	65,000	23
GNMA IMORTPASS 7% 15/DEC/2025 SF PN# 395460		MORTGAGE BACKED SECURITIES	75,000	27
GNMA IMORTPASS 7% 15/DEC/2025 SF PN# 420393		MORTGAGE BACKED SECURITIES	75,000	39
GNMA IMORTPASS 7% 15/DEC/2027 SF PN# 454103		MORTGAGE BACKED SECURITIES	25,000	50
GNMA IMORTPASS 7% 15/JAN/2024 SF PN# 364875		MORTGAGE BACKED SECURITIES	275,000	43
GNMA IMORTPASS 7% 15/JAN/2024 SF PN# 371263		MORTGAGE BACKED SECURITIES	35,000	57
GNMA IMORTPASS 7% 15/JAN/2028 SF PN# 425832		MORTGAGE BACKED SECURITIES	115,000	40
GNMA IMORTPASS 7% 15/JAN/2028 SF PN# 433528		MORTGAGE BACKED SECURITIES	445,000	36
GNMA IMORTPASS 7% 15/JAN/2028 SF PN# 433566		MORTGAGE BACKED SECURITIES	260,000	39
GNMA IMORTPASS 7% 15/JUL/2028 SF PN# 464693		MORTGAGE BACKED SECURITIES	205,000	40
GNMA IMORTPASS 7% 15/JUN/2024 SF PN# 354832		MORTGAGE BACKED SECURITIES	235,000	41
GNMA IMORTPASS 7% 15/MAY/2028 SF PN# 442989		MORTGAGE BACKED SECURITIES	360,000	28
GNMA IMORTPASS 7% 15/NOV/2027 SF PN# 424870		MORTGAGE BACKED SECURITIES	1,000,000	34
GNMA IMORTPASS 7% 15/NOV/2027 SF PN# 437440		MORTGAGE BACKED SECURITIES	395,000	30
GNMA IMORTPASS 7% 15/NOV/2027 SF PN# 461021		MORTGAGE BACKED SECURITIES	465,000	37
GNMA IMORTPASS 7% 15/OCT/2027 SF PN# 455319		MORTGAGE BACKED SECURITIES	205,000	70
GNMA IMORTPASS 7% 15/OCT/2028 SF PN# 416625		MORTGAGE BACKED SECURITIES	55,000	80
GNMA IMORTPASS 7% 15/OCT/2028 SF PN# 477487		MORTGAGE BACKED SECURITIES	255,000	45
GNMA IMORTPASS 7% 15/OCT/2028 SF PN# 490678		MORTGAGE BACKED SECURITIES	240,000	103
GNMA IMORTPASS 7% 15/SEP/2025 SF PN# 366148		MORTGAGE BACKED SECURITIES	65,000	44
GNMA IMORTPASS 7% 15/SEP/2025 SF PN# 412461		MORTGAGE BACKED SECURITIES	255,000	17
GNMA IMORTPASS 7.5% 15/MAR/2029 SP PN# 781001		MORTGAGE BACKED SECURITIES	314,549	27
GNMA IMORTPASS 7.5% 15/NOV/2028 SF PN# 483837		MORTGAGE BACKED SECURITIES	70,000	46
GSRPM MORTGAGE LOAN TRUST		CMO/REMIC	135,000	317

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
GSRPM MORTGAGE LOAN TRUST 2003-2 CLS A1 DUE		CMO/REMIC	1,050,000	433
HOME EQUITY LOAN TRUST 01-HE3 A1 VARIABLE		ASSET BACKED	120,000	163
HOME OWNERSHIP FDG CORP II PFD STP DWN 144A		PREFERRED STOCK	110,000	101
HOME OWNERSHIP FUN 13.331% PRF 31/12/49 USD100		PREFERRED STOCK	155,000	50
HOUSEHOLD FIN CORP 6.5% BDS 15/NOV/2008 USD1000		CORPORATE BONDS	70,000	113
HOUSEHOLD FIN CORP 6.75% BDS 15/MAY/2011 USD1000		CORPORATE BONDS	45,000	113
HOUSEHOLD FINANCE CORP 6.375 27/NOV/2012		CORPORATE BONDS	140,000	22
HOUSEHOLD FINANCE CORP 7% 15/MAY/2012		CORPORATE BONDS	35,000	11
HSBC CAP/144A 4.61% PERP		CORPORATE BONDS	20,000	57
HYDRO-QUEBEC 6.3% BDS 11/MAY/2011 USD1000		GOVERNMENT BONDS	35,000	158
IMPAC 2003-7 1.4339 DUE 25/JUL/2033		CMO/REMIC	55,000	378
IMPAC CMB TRUST SERIES 2002-8 2002-8 A VARIABLE		CMO/REMIC	330,000	478
IMPAC FUNDING CORPORATION 2002-1 A VARIABLE		CMO/REMIC	30,000	272
INTERNATIONAL PAPER CO. 5.50% DUE 15/JAN/2014		CORPORATE BONDS	345,000	25
J P MORGAN CHASE 6.625% SB NTS 15/MAR/2012 USD		CORPORATE BONDS	382,330	212
J.P. MORGAN COMMERCIAL MORTGAGE FINANCE CORP.		COMMERCIAL MORTGAGE BACKED SECURITIES	226,776	4
JP MORGAN CHASE 5.75% 02/JAN/2013		CORPORATE BONDS	95,000	63
KELLOGG CO 6.6% BDS 01/APR/2011 USD1000		CORPORATE BONDS	15,000	90
KFW INTL FINANCE 4.75% BDS 24/JAN/2007 USD1000		CORPORATE BONDS	360,000	182
KOREA DEV BK NT 4.250% DUE 13/NOV/2007		CORPORATE BONDS	45,000	214
LEHMAN BROS HLDGS 6.625% NTS 01/APR/2004 USD1000		CORPORATE BONDS	220,000	344
LIBERTY MEDIA CORP 5.7% 15/MAY/2013		CORPORATE BONDS	145,000	40
LIBERTY MEDIA CORP VAR 17/SEP/2006		CORPORATE BONDS	175,000	283
LOCKHEED MARTIN CO 8.5% BDS 01/DEC/2029 USD1000		CORPORATE BONDS	205,000	39
MAR 04 10 YEAR T NOTES-CBT FUTURE LG		FUTURES	95,000	449
MAR 04 5 YEAR T NOTES-CBT FUTURE LG		FUTURES	50,000	893
MAR 04 TREASURY BONDS-CBT FUTURE SH		FUTURES	20,000	(875)
MASTR ASSET BACKED SECURITIES TRUST 57643LBW5		CMO/REMIC	115,000	509
MEADWESTVACO CORP 6.85% NT 01/APR/2012 USD1000		CORPORATE BONDS	60,000	82
MERILL LYNCH MORTGAGE INVESTORS, INC. 96-C2 A-3		COMMERCIAL MORTGAGE BACKED SECURITIES	40,000	148
MERRILL LYNCH AND CO. MTN DUE 14/SEP/2007 3.375%		CORPORATE BONDS	950,000	81
MERRILL LYNCH MORTGAGE INVESTORS, INC. 98-C1-C A-1		COMMERCIAL MORTGAGE BACKED SECURITIES	78	470
MERRILL LYNCH MTG INV INC SER 2002-NC1CL A 1		CMO/REMIC	30,000	44
MORGAN STANLEY CAPITAL I INC 61745 MQY2 15/JUL/2015		CMO/REMIC	53	355
NABISCO INC 7.55% DEB 15/JUN/2015 USD1000		CORPORATE BONDS	85,000	335
NEW CENTURY HOME EQUITY LOAN TRUST 00-NCB A		ASSET BACKED	600,000	40
NEWS AMER INC GTD SR DB 7.625% 30/NOV/2028		CORPORATE BONDS	140,000	58
NEWS AMERICA HLDGS 7.28% SR DEB 30/JUN/2028 USD		CORPORATE BONDS	100,000	89
NEWS AMERICA HLDGS 8.875% SNR NTS 26/APR/2023 USD		CORPORATE BONDS	133,027	51
NEWS AMERICA INC 6.55% GTD SNR NTS 15/MAR/2033		CORPORATE BONDS	70,000	93
NOMURA ASSET SECURITIES CORPORATION 96-MD5 A-1B		COMMERCIAL MORTGAGE BACKED SECURITIES	35,000	218
ONCOR ELECTRIC DEL 6.375% SNR SECD NTS 15/JAN/2015		CORPORATE BONDS	50,000	33
ORIGINAL EXPOSURE ON OPEN CONTRACTS		FUTURES	80,000	(3,086)
ORIGINAL EXPOSURE ON OPEN CONTRACTS		FUTURES	245,000	(6,296)
PHILLIPS PETROLEUM 7% BDS 30/MAR/2029 USD1000		CORPORATE BONDS	175,000	28
PUMA GLOBAL TRUST NO 4 74588UAA6 11/OCT/2034		CMO/REMIC	35,000	580
RAYTHEON CO 5.375% 01APR01/APR/2013		CORPORATE BONDS	55,000	25
RAYTHEON CO 6% DEB 15/DEC/2010 USD1000		CORPORATE BONDS	10,000	5
RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.		CMO/REMIC	285,000	140
RJ REYNOLDS TOBACC 7.75% NT 15/MAY/2006 USD1000		CORPORATE BONDS	229,300	179
RJ REYNOLDS TOBACC 7.875% BD 15/MAY/2009 USD1000		CORPORATE BONDS	200,000	125
ROYAL BK SCOTLAND GROUP PLC SPONSORED ADR REP STG		ADR	60,000	54
SARA LEE CORP 6.25% NT 15/SEP/2011 USD1000		CORPORATE BONDS	111,021	89
SASCO 2001-6 (CMO)		CMO/REMIC	350,000	45
SASCO-STRUCTURED ASSET SECURITIES CORPORATION		CMO/REMIC	45,000	278
SCOTIA PACIFIC CO 1998-E A-3 20/JUL/1998 7.7 1000		CORPORATE BONDS	160,000	19
SECURITY NATL MTG LN TR 2001-3 MTG LN BKD REMIC		CMO/REMIC	75,000	6
SEP 04 EURODOLLAR-CME FUTURE LG		FUTURES	950,000	4,421
SEP 04 LIF 3M ST 15/SEP/2004		FUTURES	70,000	3,101
SEP 05 EURODOLLAR-CME FUTURE LG		FUTURES	80,000	1,450
SEQUOIA MORTGAGE TRUST 4 TRUST 4 A VARIABLE		ASSET BACKED	70,000	141
SERIES 2000-2G MEDALLION TRUST 00-2G A-1 VARIABLE		CMO/REMIC	35,000	138
SONAT INC 7.625%NTS 15/JUL/2011 USD1000		CORPORATE BONDS	185,000	46
SPRINT CAP CORP NT 8.375% DUE 15/MAR/2012		CORPORATE BONDS	1,100,000	41
SPRINT CAPITAL CP 7.625% GTD BDS 30/JAN/2011 USD		CORPORATE BONDS	1,100,000	34
SPRINT CAPITAL6% 15/JAN/2007 USD		CORPORATE BONDS	2,000,000	11
STATENS BOSTADS FIN 5.5% BDS 15/MAR/2006 SEK10000		CORPORATE BONDS	3,500,000	832
STHN NAT GAS CO 8% NT 01/MAR/2032 USD1000		CORPORATE BONDS	6,500,000	31
SWEDISH KRONA		CURRENCIES	2,500,000	159
SYSTEMS 2001 ASSET TRUST PASS THROUGH CERTIFICATES		ASSET BACKED	1,000,000	219

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
TARGET CORP 5.875% NTS 01/MAR/2012 USD1000		CORPORATE BONDS	5,000,000	87
TBA FHLMC 7.50% 30YR JAN		MORTGAGE BACKED SECURITIES	2,000,000	107
TBA FHLMC GOLD SF 5.50 15 YRS JAN		MORTGAGE BACKED SECURITIES	110,000	622
TBA FHLMC GOLD SF 7.00 15 YRS JAN		MORTGAGE BACKED SECURITIES	130,000	107
TBA FNMA 30 YR 6% JAN USD		MORTGAGE BACKED SECURITIES	35,000	620
TBA FNMA 30 YR 7.57.5% DUE 15/JAN/2049		MORTGAGE BACKED SECURITIES	50,000	534
TBA FNMA SF 5.00 15 YRS JAN		MORTGAGE BACKED SECURITIES	35,000	612
TBA FNMA SF 6.00 15 YRS JAN		MORTGAGE BACKED SECURITIES	85,000	2,831
TBA FNMA SF 7.00 30 YRS JAN		MORTGAGE BACKED SECURITIES	30,000	3,917
TBA FNMA SF 8.00 30 YRS JAN		MORTGAGE BACKED SECURITIES	45,000	216
TBA GNMA ISF 30YR 6.50% 1		MORTGAGE BACKED SECURITIES	160,000	3,330
TBA GNMA ISF 5.00 30 YRS JAN		MORTGAGE BACKED SECURITIES	45,000	6,251
TBA GNMA ISF 6.00 30 YRS JAN		MORTGAGE BACKED SECURITIES	20,000	4,291
TBA GNMA ISF 7.00 30 YRS JAN		MORTGAGE BACKED SECURITIES	545,000	1,172
TCI COMMUNICATIONS 7.875% BDS 15/FEB/2026 USD1000		CORPORATE BONDS	1,250,000	362
TELECOM ITALIA CAPITAL 144A 5.25% DUE 15/NOV/2013		CORPORATE BONDS	50,000	65
TENET HEALTHCARE CORP 7.375% 01/FEB/2013		CORPORATE BONDS	250,000	11
TENNESSEE GAS PIPELINE		CORPORATE BONDS	55,000	11
TENNESSEE VALLEY 6.75% PWR BD 01/NOV/2025 USD		GOVERNMENT BONDS	980,000	173
TEXACO CAPITAL INC 5.5% NTS 15/JAN/2009 USD1000		CORPORATE BONDS	100,000	436
TIME WARNER ENT 8.375% SB DEB 15/JUL/2033 USD		CORPORATE BONDS	20,000	63
TIME WARNER INC 6.875% NTS 01/MAY/2012 USD1000		CORPORATE BONDS	50,000	23
TIME WARNER INC 7.7% BDS 01/MAY/2032 USD1000		CORPORATE BONDS	180,000	303
TXU ENERGY CO LLC 7.00% 15/MAR/2013		CORPORATE BONDS	45,000	22
TYCO INTERNATIONAL6.375% SN NT 15/OCT/2011 USD		CORPORATE BONDS	190,000	214
U S TREAS BD STRIPPED PRIN PMT 5.500% 15/AUG/2028		GOVERNMENT BONDS	450,000	360
UNION PACIFIC CORP 7.375% BDS 15/SEP/2009 USD1000		CORPORATE BONDS	148,386	151
UNITED STATES TREAS NOTES 4.25% 15/AUG/2013		GOVERNMENT BONDS	150,536	25
UNITED STATES TREASURY NOTE DUE 15/NOV/2013		GOVERNMENT BONDS	290,000	120
US BANCORP 3.125% 15/MAR/2008		CORPORATE BONDS	160,000	59
USA TREASURY BDS 3.375% INFLIND.15/APR/2032 USD		GOVERNMENT BONDS	85,000	77
USA TREASURY BDS 5.375% 15/FEB/2031 USD		GOVERNMENT BONDS	5,000	1,377
USA TREASURY BOND INDEX LINKED 3.875% TIPS		GOVERNMENT BONDS	45,000	277
USA TREASURY NTS 1.875% TIPS 15/JUL/2013 USD1000		GOVERNMENT BONDS	10,000	230
USA TREASURY NTS 3.25% NTS 15/AUG/2008 USD1000		GOVERNMENT BONDS	125,000	252
USA TREASURY NTS 3.625% TIPS 15/JAN/2008 USD1000		GOVERNMENT BONDS	60,000	219
USA TREASURY NTS 3.625%`TIPS`DEB 15/APR/2028 USD		GOVERNMENT BONDS	100,000	3,071
USA TREASURY NTS 6.00% NTS 15/AUG/2009 USD1000		GOVERNMENT BONDS	110,000	125
USA TREASURY STRIP 0%PRINC STRIP 15/NOV/2027 USD		GOVERNMENT BONDS	70,000	19
USA TREASURY STRIP STRIP PRIN PMT 15/NOV/2021 USD		GOVERNMENT BONDS	2,450,000	934
VARIATION MARGIN ON OPEN CONTRACTS TO DATE - G/L		FUTURES	0	(15)
VARIATION MARGIN ON OPEN CONTRACTS TO DATE - G/L		FUTURES	0	(42)
VERIZON GLOBAL FDG CORP BD 6.875% 15/JUN/2012		CORPORATE BONDS	470,000	527
VIACOM INC 5.62% 28/AUG/2002-15/AUG/2012		CORPORATE BONDS	80,000	85
W/CALL USA TREAS BDS 112.000 112.00		OPTIONS	(10)	(10)
W/CALL USA TREAS NTS FUT 10 114.00		OPTIONS	(7)	(5)
W/CALL USA TREAS NTS FUT 10 115.00		OPTIONS	(18)	(9)
W/PUT USA TREAS BDS 102.000D 102.00		OPTIONS	(19)	(5)
W/PUT USA TREAS BDS 104.000D 104.00		OPTIONS	(11)	(6)
W/PUT USA TREAS BDS 105.000D 105.00		OPTIONS	(16)	(11)
W/PUT USA TREAS BDS 106.000D 106.00		OPTIONS	(10)	(9)
WACHOVIA BANK COMMERCIAL MORTGAGE TRUST FRN		CMO/REMIC	71,724	72
WAMU MORTGAGE PASS-THROUGH CERTIFICATES 2002-S8		CMO/REMIC	59,466	60
WASTE MANAGEMENT 7.375% NTS 01/AUG/2010 USD1000		CORPORATE BONDS	240,000	277
WASTE MGMT INC DEL SR NT 6.375% 15/NOV/2012		CORPORATE BONDS	80,000	87
WELLS FARGO & CO 6.375% SB NT 01/AUG/2011 USD1000		CORPORATE BONDS	250,000	279
WEYER HAEUSER CO 6.75% NTS 15/MAR/2012 USD1000		CORPORATE BONDS	50,000	55
WILLIAMS COS INC 7.5% NTS 15/JAN/2031 USD144A		CORPORATE BONDS	150,000	152
WILLIAMS COS INC 8.75% NTS 15/MAR/2032 USD1000		CORPORATE BONDS	100,000	113
VARIOUS PAYABLES				(25,269)
ING Life Insurance and Annuity Co.		SYN, 5.63%, open-end	60,333,023	—
Underlying Security Description
05.000 FGPC C01585 G		MORTGAGE BACKED SECURITIES	598,178	591
AES EASTERN ENERGY LP 99 A 9.000% 02/JAN/2017		ASSET BACKED	101,448	112
ALCOA INC 6% SR NTS 15/JAN/2012 USD1000		CORPORATE BONDS	84,000	91
ALLETE INC SR NT 7.8% 15/FEB/2008		CORPORATE BONDS	140,000	157
AMERITECH CAPITAL 6.25% BDS 18/MAY/2009 USD(VAR)		CORPORATE BONDS	137,000	149
APPLIED MATLS INC SR NT 7.125% 15/OCT/2017		CORPORATE BONDS	432,000	503
ARCHER DANIELS MID 8.875% DEB 15/APR/2011 USD1000		CORPORATE BONDS	84,000	106

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
AT&T 8% SR NTS 15/NOV/2031 USD1000		CORPORATE BONDS	330,000	386
AT&T BROADBAND CORP NT 8.375% 15/MAR/2013		CORPORATE BONDS	25,000	31
AUTO DEL MAIPO SOC7.373% 15/JUN/2022 USD 144A		CMO/REMIC	410,000	469
BAYER LANDESBANK 5.375% EMTN 24/SEP/2007 USD		CORPORATE BONDS	150,000	161
BAYERISCHE LANDESBANK 2.50% DUE 30/MAR/2006		CORPORATE BONDS	84,000	85
BBV INTL FINANCE 7% GTD SUB NTS 01/DEC/2025 USD		CORPORATE BONDS	112,000	124
BEAR STEARNS CO INC 3.00% 30/MAR/2006		CORPORATE BONDS	84,000	85
BECTON DICKINSON 7% DEB 01/AUG/2027 USD1000		CORPORATE BONDS	103,000	119
BGB FINANCE(IRE) 7.125% SB GT BD 27/FEB/2012 USD		CORPORATE BONDS	500,000	565
BK AUSTRIA CREDIT 5.75% EMTN 08/JUN/2006 USD`142`		CORPORATE BONDS	300,000	322
BK OF AMERICA CPN 7.8% BDS 15/FEB/2010 USD1000		CORPORATE BONDS	300,000	357
BK OF AMERICA CPN 7.8% SB NT 15/SEP/2016 USD1000		CORPORATE BONDS	89,000	109
BRIT COLUMBIA(PROV 5.375% BDS 29/OCT/2008 USD1000		GOVERNMENT BONDS	178,000	192
BRITISH TELECOM VAR NTS 15/DEC/2010 USD		CORPORATE BONDS	206,000	251
BRUNSWICK CORP 7.375% DEB 01/SEP/2023 USD1000		CORPORATE BONDS	140,000	151
BURLINGTN NTHN SAN 7.125% BDS 15/DEC/2010 USD1000		CORPORATE BONDS	200,000	232
CALL FEB 04 T-BOND OPTION SP 108.00		OPTIONS	(1)	(2)
CALL FEB 04 T-BOND OPTION SP 110.00		OPTIONS	1	2
CALL FEB 04 T-BOND OPTION SP 111.00		OPTIONS	2	1
CALL ON FEB 04 T BOND SP 112 112.00		OPTIONS	1
CHASE EOD BK LIQUIDITY FD (VAN 2).		STIF	12,860,687	12,861
CIT GROUP HLDGS IN 7.75% BDS 02/APR/2012 USD1000		CORPORATE BONDS	305,000	360
CNA FINANCIAL CORP 7.25% BDS 15/NOV/2023 USD1000		CORPORATE BONDS	285,000	285
COASTAL CORP 6.5% NT 15/MAY/2006 USD1000		CORPORATE BONDS	120,000	115
COLGATE-PALMOLIVE CO MEDIUM T BOOK ENTRY TRANCHE #		CORPORATE BONDS	25,000	27
COMERICA BANK 4.80% DUE 01MAY01/MAY/2015		CORPORATE BONDS	80,000	77
COMMONWEALTH BANK OF AUSTRALIA		GOVERNMENT BONDS	280,000	311
COMPAQ COMPUTER CORP NT 7.65% 01/AUG/2005		CORPORATE BONDS	120,000	130
CONTINENTAL AIRLIN8.048% CMO 01/MAY/2022 USD1000		ASSET BACKED	105,575	108
CONTINENTAL AIRLINES INC. 96 A 6.940% 04/15/2015		ASSET BACKED	100,847	99
COORS BREWING CO SR NT 6.375% 15/MAY/2012 UNRES.		CORPORATE BONDS	14,000	15
COUNTRYWIDE FINANCIAL 4.25% 19/DEC/2007		CORPORATE BONDS	84,000	87
DBS BANK LTD 7.875% SUB NTS 15/APR/2010 144A		CORPORATE BONDS	120,000	143
DEC 04 EURODOLLAR-CME FUTURE LG		FUTURES	1	245
DELPHI AUTOMOTIVE 6.55% NT 15/JUN/2006 USD1000		CORPORATE BONDS	170,000	182
DIAGEO CAPITAL 6.125% NTS 15/AUG/2005 USD1000		CORPORATE BONDS	259,000	276
DONNELLEY RR & SONS CO MTN BE FR 6.56% 05/JUL/2005		CORPORATE BONDS	173,000	184
DUKE CAP CORP SR NT-B 6.75% 15/JUL/2018		CORPORATE BONDS	121,000	127
EASTMAN CHEMICAL C 7.25% DEB 15/JAN/2024 USD1000		CORPORATE BONDS	155,000	165
ENRON CORPORATION 6.75% NTS 01/JUL/2005 USD1000		CORPORATE BONDS	120,000	1
EQUITABLE RES INC 7.75% DEB 15/JUL/2026 USD1000		CORPORATE BONDS	130,000	153
EUROPAISCHE HYPOBK4.25% MTG MTN 24/OCT/2005 USD		GOVERNMENT BONDS	290,000	301
EXPORT DEVELOPMENT 6.4% 28/NOV/2000 28/NOV/2005		CORPORATE BONDS	220,000	238
FANNIE MAE MULTIFAMILY REMIC TRUST 99-M4 Z 7.604%		COMMERCIAL MORTGAGE BACKED SECURITIES	484,891	534
FANNIE MAE REMIC TRUST 1987-1 87-001 Z 9.990%		CMO/REMIC	39,492	45
FANNIE MAE REMIC TRUST 1991-125 91-125 Z 8.500%		CMO/REMIC	154,206	170
FANNIE MAE REMIC TRUST 1992-18 92-018 ZH 7.500%		CMO/REMIC	323,441	341
FANNIE MAE REMIC TRUST 92-041 ZB 8.000%		CMO/REMIC	409
FED HOME LOAN BK 5.925% DEB 09/APR/2008 USD1000		GOVERNMENT BONDS	1,000,000	1,105
FED HOME LOAN BK 6.875% DEB 15/AUG/2005 USD1000		GOVERNMENT BONDS	330,000	357
FED HOME LOAN MTG 5.875% SUB MTN 21/MAR/2011 USD		GOVERNMENT BONDS	530,000	575
FED NATL MORT ASSC 6.25% SUB NTS 01/FEB/2011 USD1		GOVERNMENT BONDS	530,000	586
FEDERAL HOME LN MTG CORP GOLD POOL # CO1623 DTD		MORTGAGE BACKED SECURITIES	2,999,703	3,037
FEDERAL HOME LN MTG CORP NTS 14/NOV/2003		GOVERNMENT BONDS	700,000	705
FEDERAL HOME LN MTG CP 2.12% 15/NOV/2005		GOVERNMENT BONDS	190,000	191
FEDERAL HOME LOAN MORTGAGE CORPORATION 1332 Z		CMO/REMIC	758,651	809
FEDERAL HOME LOAN MORTGAGE CORPORATION 1608 JA		CMO/REMIC	146,546	6
FEDERAL HOME LOAN MORTGAGE CORPORATION G031 Z		CMO/REMIC	345,129	371
FEDL FARM CR BKS CONS SYSW MTN FR 7.26%02/MAY/2005		GOVERNMENT BONDS	205,000	220
FHLMCGLD MORTPASS 5% 01/JUL/2033 A1PN# A11017		MORTGAGE BACKED SECURITIES	262,641	259
FHLMCGLD MORTPASS 5% 01/JUN/2033 C7 PN# C79796		MORTGAGE BACKED SECURITIES	186,214	184
FHLMCGLD MORTPASS 5% 01/NOV/2033 A1 PN# A15637		MORTGAGE BACKED SECURITIES	1,997,739	1,973
FHLMCGLD MORTPASS 5% 01/NOV/2033 A1 PN# A15856		MORTGAGE BACKED SECURITIES	499,500	493
FHLMCGLD MORTPASS 5% 01/NOV/2033 A1 PN# A16934		MORTGAGE BACKED SECURITIES	161,570	160
FHLMCGLD MORTPASS 5% 01/SEP/2033 A1 PN# A13276		MORTGAGE BACKED SECURITIES	237,035	234
FHLMCGLD MORTPASS 5% 01/SEP/2033 A1 PN# A13934		MORTGAGE BACKED SECURITIES	550,025	543
FHLMCGLD MORTPASS 5.5% 01/JAN/2029 C2 PN# C20679		MORTGAGE BACKED SECURITIES	221,010	225
FHLMCGLD MORTPASS 5.5% 01/OCT/2033 A1 PN# A14222		MORTGAGE BACKED SECURITIES	499,950	506
FHLMCGLD MORTPASS 5.5% 01/SEP/2032 C7 PN# C70867		MORTGAGE BACKED SECURITIES	128,400	130
FHLMCGLD MORTPASS 6% 01/AUG/2028 C1 PN# C13094		MORTGAGE BACKED SECURITIES	92,377	96

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
FHLMCGLD MORTPASS 6% 01/AUG/2029 C2 PN# C29983		MORTGAGE BACKED SECURITIES	59,259	61
FHLMCGLD MORTPASS 6% 01/DEC/2028 C2 PN# C22623		MORTGAGE BACKED SECURITIES	66,753	69
FHLMCGLD MORTPASS 6% 01/DEC/2032 G0 PN# G01477		MORTGAGE BACKED SECURITIES	2,120,182	2,192
FHLMCGLD MORTPASS 6% 01/FEB/2033 G0 PN# G01519		MORTGAGE BACKED SECURITIES	915,247	946
FHLMCGLD MORTPASS 6% 01/JAN/2029 C2 PN# C20338		MORTGAGE BACKED SECURITIES	154,474	160
FHLMCGLD MORTPASS 6% 01/MAR/2031 C4 PN# C48480		MORTGAGE BACKED SECURITIES	89,028	92
FHLMCGLD MORTPASS 6.5% 01/AUG/2009 E6 PN# E60022		MORTGAGE BACKED SECURITIES	144,219	152
FHLMCGLD MORTPASS 7.5% 01/DEC/2022 D2 PN# D28599		MORTGAGE BACKED SECURITIES	42,873	46
FHLMCGLD MORTPASS 9% 01/JAN/2025 C8 PN# C80253		MORTGAGE BACKED SECURITIES	42,689	48
FINANCING CORP 8.6% BDS 26/SEP/2019 USD1000		GOVERNMENT BONDS	75,000	101
FLEET FINLGP 6.5% BDS 15/MAR/2008 USD1000		CORPORATE BONDS	439,000	488
FLORENCE ITALY GLOBAL MTN 144A FR 6.14%15/APR/2014		CMO/REMIC	39,900	43
FNMA MORTPASS 5.5% 01/DEC/2033 CLPN# 739740		MORTGAGE BACKED SECURITIES	499,950	507
FNMA MORTPASS 5.5% 01/NOV/2033 CLPN# 741672		MORTGAGE BACKED SECURITIES	154,526	157
FNMA MORTPASS 5.5% 01/NOV/2033 CL PN# 743802		MORTGAGE BACKED SECURITIES	154,222	156
FNMA MORTPASS 5.5% 01/OCT/2033 CLPN# 741647		MORTGAGE BACKED SECURITIES	314,995	319
FNMA MORTPASS 5.5% 01/OCT/2033 CLPN# 743365		MORTGAGE BACKED SECURITIES	1,376,058	1,395
FNMA MORTPASS 6% 01/JUL/2029 CLPN# 503854		MORTGAGE BACKED SECURITIES	47,591	49
FNMA MORTPASS 6% 01/JUL/2029 CLPN# 526224		MORTGAGE BACKED SECURITIES	97,408	101
FNMA MORTPASS 6% 01/MAR/2033 CLPN# 555285		MORTGAGE BACKED SECURITIES	1,077,255	1,114
FNMA MORTPASS 6% 01/MAY/2033 CLPN# 555436		MORTGAGE BACKED SECURITIES	699,832	724
FNMA MORTPASS 6% 01/NOV/2028 CLPN# 450952		MORTGAGE BACKED SECURITIES	107,914	112
FNMA MORTPASS 6% 01/OCT/2028 CLPN# 445515		MORTGAGE BACKED SECURITIES	21,833	23
FNMA MORTPASS 6% 01/SEP/2029 CLPN# 323908		MORTGAGE BACKED SECURITIES	19,862	21
FNMA MORTPASS 6.5% 01/APR/2029 CLPN# 482922		MORTGAGE BACKED SECURITIES	15,332	16
FNMA MORTPASS 6.5% 01/APR/2029 CLPN# 493343		MORTGAGE BACKED SECURITIES	2,573	3
FNMA MORTPASS 6.5% 01/JUN/2029 CLPN# 499190		MORTGAGE BACKED SECURITIES	45,501	48
FNMA MORTPASS 6.5% 01/JUN/2029 CLPN# 503290		MORTGAGE BACKED SECURITIES	16,610	17
FNMA MORTPASS 6.5% 01/JUN/2031 CLPN# 584869		MORTGAGE BACKED SECURITIES	73,910	77
FNMA MORTPASS 6.5% 01/MAR/2030 CLPN# 533373		MORTGAGE BACKED SECURITIES	78,428	82
FNMA MORTPASS 6.5% 01/MAY/2031 CLPN# 535933		MORTGAGE BACKED SECURITIES	93,808	98
FNMA MORTPASS 7% 01/AUG/2025 CLPN# 318107		MORTGAGE BACKED SECURITIES	1,716	2
FNMA MORTPASS 7% 01/FEB/2028 CLPN# 414547		MORTGAGE BACKED SECURITIES	31,717	34
FNMA MORTPASS 7% 01/SEP/2028 CLPN# 323347		MORTGAGE BACKED SECURITIES	212,551	225
FNMA MORTPASS 7.5% 01/JUN/2025 CLPN# 306974		MORTGAGE BACKED SECURITIES	3,910	4
FNMA PASS THRU CTF POOL NO: 634512		MORTGAGE BACKED SECURITIES	292,336	302
FORD MOTOR CREDIT 6.5% BDS 25/JAN/2007 USD1000		CORPORATE BONDS	180,000	192
FORD MOTOR CREDIT 7.25% NTS 25/OCT/2011 USD1000		CORPORATE BONDS	45,000	49
FREEPORT TERMINAL (MALTA) P.L.C. 7.25000%		CORPORATE BONDS	205,000	226
GEN MOTORS ACC CP 6.875% BDS 15/SEP/2011 USD1000		CORPORATE BONDS	130,000	140
GEN MOTORS ACC CP 7% BDS 01/FEB/2012 USD1000 ‘A’		CORPORATE BONDS	105,000	113
GEN MOTORS CORP 7.1% NTS 15/MAR/2006 USD1000		CORPORATE BONDS	173,000	187
GNMA I MORTPASS 10% 15/DEC/2020 SF PN# 296513		MORTGAGE BACKED SECURITIES	61,731	69
GNMA I MORTPASS 10% 15/MAR/2020 SF PN# 288117		MORTGAGE BACKED SECURITIES	19,124	21
GNMA I MORTPASS 10% 15/SEP/2020 SF PN# 294918		MORTGAGE BACKED SECURITIES	101,177	114
GNMA I MORTPASS 6% 15/DEC/2028 SF PN# 457932		MORTGAGE BACKED SECURITIES	117,099	122
GNMA I MORTPASS 6% 15/FEB/2029 SP PN# 780975		MORTGAGE BACKED SECURITIES	11,219	12
GNMA I MORTPASS 6.5% 15/APR/2026 SF PN# 373712		MORTGAGE BACKED SECURITIES	5,945	6
GNMA I MORTPASS 6.5% 15/APR/2026 SF PN# 412583		MORTGAGE BACKED SECURITIES	34,577	37
GNMA I MORTPASS 6.5% 15/APR/2026 SF PN# 413641		MORTGAGE BACKED SECURITIES	244,102	258
GNMA I MORTPASS 6.5% 15/APR/2026 SF PN# 421856		MORTGAGE BACKED SECURITIES	5,194	5
GNMA I MORTPASS 6.5% 15/APR/2026 SF PN# 422131		MORTGAGE BACKED SECURITIES	39,858	42
GNMA I MORTPASS 6.5% 15/FEB/2026 SF PN# 419569		MORTGAGE BACKED SECURITIES	15,378	16
GNMA I MORTPASS 6.5% 15/FEB/2026 SF PN# 421692		MORTGAGE BACKED SECURITIES	8,170	9
GNMA I MORTPASS 6.5% 15/MAR/2026 SF PN# 373607		MORTGAGE BACKED SECURITIES	8,332	9
GNMA I MORTPASS 6.5% 15/MAR/2026 SF PN# 424276		MORTGAGE BACKED SECURITIES	99,556	105
GNMA I MORTPASS 6.5% 15/MAR/2026 SF PN# 427108		MORTGAGE BACKED SECURITIES	43,698	46
GNMA I MORTPASS 6.5% 15/MAY/2026 SF PN# 412234		MORTGAGE BACKED SECURITIES	32,720	35
GNMA I MORTPASS 6.5% 15/SEP/2026 SF PN# 431373		MORTGAGE BACKED SECURITIES	31,378	33
GNMA I MORTPASS 8% 15/AUG/2025 SF PN# 377590		MORTGAGE BACKED SECURITIES	212,297	232
GNMA I MORTPASS 8% 15/JUN/2026 SF PN# 426119		MORTGAGE BACKED SECURITIES	61,101	67
GNMA II MORTPASS 6% 20/NOV/2011 SF PN# 002348		MORTGAGE BACKED SECURITIES	163,419	172
GOLDMAN SACHS GP 7.35% NTS 01/OCT/2009 USD ‘B’		CORPORATE BONDS	120,000	140
GOLDMAN SACHS GROUP INC 6.1250% DUE 15/FEB/2033		CORPORATE BONDS	66,000	66
GOVERNMENT BACKED TRUSTS ZERO CPN T-1 08		GOVERNMENT BONDS	1,040,000	891
GOVERNMENT TR CTFS ZERO CPN CTFS CLID FR		GOVERNMENT BONDS	2,380,000	1,707
GTE CORP 6.46% DEB 15/APR/2008 USD1000		CORPORATE BONDS	366,000	402
HALLIBURTON COMPANY		CORPORATE BONDS	170,000	184
HANSON AUSTRALIA FUNDING 5.25% 15MAR15/MAR/2013		CORPORATE BONDS	58,000	58
HELLER FINANCIAL I 7.125% NT 28/SEP/2004 USD1000 1		CORPORATE BONDS	120,000	125

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current value (in 000s)
HILTON HOTELS CORP 7.625% BD 15/MAY/2008 USD1000		CORPORATE BONDS	40,000	45
HONEYWELL INTL INC 6.875% NTS 03/OCT/2005 USD1000		CORPORATE BONDS	137,000	149
HOUSEHOLD FIN CORP 5.75% NT 30/JAN/2007 USD1000		CORPORATE BONDS	160,000	173
HYDRO-QUEBEC 8.4% GTD DEB 15/JAN/2022 USD		CORPORATE BONDS	120,000	157
INTER-AMER DEV BK6.125% BDS 08/MAR/2006		GOVERNMENT BONDS	—	—
INTL BANK RECON&DV 0% BDS 15/FEB/2016 USD1000		GOVERNMENT BONDS	63,000	32
INTL BANK RECON&DV 3.01% BDS 29/JUL/2005 USD1000		GOVERNMENT BONDS	210,000	214
INTL BANK RECON&DV0% BDS 15/FEB/2015 USD1000		DISCOUNTED NOTES	21,000	11
INTL BANK RECON&DV5.5% BDS 25/NOV/2013 USD		GOVERNMENT BONDS	181,000	196
INTL BANK RECON&DV7.625% NTS 19/JAN/2023 USD1000		GOVERNMENT BONDS	290,000	373
ISRAEL(STATE OF) 6.375% BDS 15/DEC/2005 USD1000		GOVERNMENT BONDS	86,000	88
JACKSON NATL LIFE GLOBAL PRIV PLCMNT 144A		CORPORATE BONDS	26,000	28
JAPAN BK INTL COOP 7.125% GTD BDS 20/JUN/2005 USD		CORPORATE BONDS	200,000	215
JP MORGAN CHASE & CO 5.25% 30/MAY/2007		CORPORATE BONDS	26,000	28
JUN 04 EURODOLLAR-CME FUTURE LG		FUTURES	4	986
JUN 05 EURODOLLAR-CME FUTURE SH		FUTURES	(3)	(728)
KFW INTL FINANCE 3% SNR NTS 15/SEP/2005 USD		CORPORATE BONDS	380,000	384
KOMMUNINVEST IS VERIGE AB ZCP 05/JUN/2006		CORPORATE BONDS	180,000	168
KRAFT FOODS INC 6.25% 01/JUN/2012		CORPORATE BONDS	15,000	16
LBK BADEN-WURT 7.625% BDS 01/FEB/2023 USD1000		CORPORATE BONDS	106,000	130
LBK HESS-THUR GIRO 5.75% MTN 10/MAY/2006 USD(VAR)		CORPORATE BONDS	150,000	161
LEHMAN BROTHERS HOLDINGS 4.00% DUE 22/JAN/2008		CORPORATE BONDS	84,000	86
LIBERTY MEDIA CORP 3.5% 25/SEP/2006		CORPORATE BONDS	60,000	60
LIBERTY MEDIA CORP 5.7% 15/MAY/2013		CORPORATE BONDS	70,000	71
MAR 04 10 YEAR T NOTES-CBT FUTURE LG		FUTURES	37	4,154
MAR 04 2 YEAR T NOTES-CBT FUTURE LG		FUTURES	80	17,124
MAR 04 5 YEAR T NOTES-CBT FUTURE SH		FUTURES	(105)	(11,721)
MAR 04 EURODOLLAR-CME FUTURE LG		FUTURES	3	741
MAR 04 TREASURY BONDS-CBT FUTURE SH		FUTURES	(10)	(1,093)
MAR 05 EURODOLLAR-CME FUTURE LG		FUTURES	3	731
MARSH & MCLENNAN 6.625% BDS 15/JUN/2004 USD1000		CORPORATE BONDS	120,000	123
MASS MUTUAL LIFE 5.625% 15MAY15/MAY/2033		CORPORATE BONDS	70,000	68
MERRILL LYNCH & CO 3.7% DUE 21APR21/APR/2008		CORPORATE BONDS	68,000	68
MOTOROLA INC 7.6% NTS 01/JAN/2007 USD1000		CORPORATE BONDS	180,000	200
MURPHY OIL CORP 7.05% NTS 01/MAY/2029 USD1000		CORPORATE BONDS	320,000	355
NEW VALLEY GENERATION 100-1 CERT 7.299%		CMO/REMIC	90,846	105
NISOURCE FINANCE C 7.875% GTD NT 15/NOV/2010 USD		CORPORATE BONDS	100,000	119
NORFOLK STHN CORP 6.2% SR NTS 15/APR/2009 USD1000		CORPORATE BONDS	44,000	48
NORSK HYDRO ASA 7.15% DEB 15/NOV/2025 USD1000		CORPORATE BONDS	125,000	144
NORTEL NETWORKS LT 6.125% NTS 15/FEB/2006 USD1000		CORPORATE BONDS	110,000	111
NSTAR COM 8% BDS 15/FEB/2010 USD1000		CORPORATE BONDS	120,000	144
ONTARIO(PROV OF) 5.5% BDS 01/OCT/2008 USD1000		GOVERNMENT BONDS	84,000	91
ORIGINAL EXPOSURE ON OPEN CONTRACTS		FUTURES	—	(10,169)
PACIFICORP 6.71% NTS 15/JAN/2026 USD1000		CORPORATE BONDS	400,000	439
PDVSA FINANCE 6.8% BDS 15/NOV/2008 USD1000		CORPORATE BONDS	350,000	335
PEARSON INC GTD NT 144A		CORPORATE BONDS	95,000	106
PEMEX FIN LTD NT		CORPORATE BONDS	120,000	130
PROCTER & GAMBLE 8% DEB 26/OCT/2029 USD1000		CORPORATE BONDS	69,000	89
PUT FEB 04 T-BOND OPTION SP 106.00		OPTIONS	(1)	0
PUT FEB 04 T-BOND OPTION SP 107.00		OPTIONS	(2)	(1)
PUT FEB 04 T-BOND OPTION SP 108.00		OPTIONS	(1)	(1)
PUT FEB 04 T-BOND OPTION SP 110.00		OPTIONS	1	2
QWEST CAP FUNDING 7% BDS 03/AUG/2009 USD1000(EXCH)		CORPORATE BONDS	100,000	99
RESIDENTIAL FUNDING MORTGAGE SECURITIES __, INC.		CMO/REMIC	158,067	158
ROYAL BANK OF SCOT GRP PLC 4.70% DUE 03/JUL/2018		CORPORATE BONDS	61,000	56
SEP 04 EURODOLLAR-CME FUTURE LG		FUTURES	1	246
SEP 05 EURODOLLAR-CME FUTURE SH		FUTURES	(2)	(483)
SOUTHWEST GAS CORP 8.375% BDS 15/FEB/2011 USD100		CORPORATE BONDS	110,000	127
SPRINT CAPITALCP 6.875% NTS 15/NOV/2028 USD1000		CORPORATE BONDS	107,000	104
SUMITOMO MITSUI BANKING CORP NY SUB NT 8% DUE		CORPORATE BONDS	58,000	69
SUN MICROSYSTEMS 7.65% BDS 15/AUG/2009 USD1000		CORPORATE BONDS	100,000	114
TBA FHLMC GLD SF306% DUE 15/JAN/2033		MORTGAGE BACKED SECURITIES	1,000,000	1,033
TBA FHLMC GOLD SF 5.00 30 YRS JAN		MORTGAGE BACKED SECURITIES	500,000	493
TBA FHLMC GOLD SF 5.50 30 YRS JAN		MORTGAGE BACKED SECURITIES	500,000	506
TENNESSEE VALLEY 6.25% BDS 15/DEC/2017 USD1000		GOVERNMENT BONDS	55,000	61
TIME WARNER COMPANIES INC 9.125% DUE 15/JAN/2013		CORPORATE BONDS	90,000	114
TIME WARNER ENT 8.875% BDS 01/OCT/2012 USD		CORPORATE BONDS	100,000	127
TRANSOCEAN SEDCO F 6.625% NTS 15/APR/2011 USD1000		CORPORATE BONDS	120,000	134
TRW INC 7.125% NTS 01/JUN/2009 USD1000		CORPORATE BONDS	73,000	83
TYSON FOODS INC NT 7% 01/MAY/2018		CORPORATE BONDS	86,000	89

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) **

December 31, 2003

(in thousands of dollars)

(a)	(b) Identity of Issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/ units	(e) Current value (in 000s)
UNITED STATES TREAS BILLS DT		TREASURY BILLS	120,000	120
UNIVISION COMMUNIC 7.85% SR NT 15/JUL/2011 US D 1000		CORPORATE BONDS	60,000	71
US WEST CAPITAL FU 6.875% DEB 15/7/28 US D 1000		CORPORATE BONDS	236,000	205
US WEST COMMS GRP 6.625% NTS 15/SEP/2005 US D 1000		CORPORATE BONDS	86,000	89
USA TREASURY STRIP 0% STRIP 15/AUG/2017 US D 1000		GOVERNMENT BONDS	1,215,000	606
USA TREASURY STRIP 0% STRIP 15/MAY/2018 US D 1000		GOVERNMENT BONDS	2,770,000	1,315
USA TREASURY STRIP 0% STRIP 15/MAY/2019 US D 1000		GOVERNMENT BONDS	975,000	434
USA TREASURY STRIP STRIP INT PMT 15/FEB/2019 US D		GOVERNMENT BONDS	1,704,000	769
USA TREASURY STRIP STRIP INT PMT 15/MAY/2021 US D		GOVERNMENT BONDS	450,000	176
VARIATION MARGIN ON OPEN CONTRACTS TO DATE - G/L		FUTURES	—	(32)
VODAFONE AIR TOUCH PLC NT 7.75% 15/FEB/2010 144A		CORPORATE BONDS	42,000	45
WILLIAMS COS INC 7.875% NT 01/SEP/2021 US D 1000		CORPORATE BONDS	170,000	179
VARIOUS PAYABLES			0	(1,549)
Various Insurance Companies		Synthetic Wrapper Agreements	—	(21,684)

	Total Stable Value Fund			558,250
Common/collective trusts
* Merrill Lynch		Aggressive Asset Allocation Portfolio	89,302	1,257
		Conservative Asset Allocation
		Portfolio	30,212	458
		Moderate Asset Allocation Portfolio	177,862	2,659
		Small Cap Index Trust	202,894	3,110
		International Index Trust	80,107	937
		Equity Index Trust	172,138	14,019
BZW Global Investors		Barclays 3-Way Fund	550,432	15,120

	Total common/collective trusts			37,560
* Participant loans		4.00% to 9.50%		14,115

				$965,778

*	Indicates parties-in-interest.

**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year, with certain exceptions.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the plan administrator of the CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Pittsburgh, Allegheny County, Commonwealth of Pennsylvania.

THE CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 29, 2004	By:	/s/ Jack A. Holt
Jack A. Holt Plan Administrator